Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2023 RESULTS – STRONG OPERATIONAL RESULTS WITH RECORD SAFETY PERFORMANCE; OPTIMIZATION ACTIVITIES PROGRESSING WELL IN THE ABITIBI GOLD BELT; 2022 SUSTAINABILITY REPORT RELEASED; YAMANA TRANSACTION AND SAN NICOLAS JOINT VENTURE TRANSACTION CLOSED

Toronto (April 27, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the first quarter of 2023.

"The year is off to a good start with strong operational results and the best quarterly safety performance in the Company's over 65-year history, which positions us well to meet our full year guidance projections. Costs were better than expected, primarily due to the strong operating results, favourable currency movements and a slight easing of inflationary pressures," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "With the completion of the acquisition of Yamana's Canadian assets on March 31st, our focus in 2023 continues to be on the optimization of our strategic positions in the Abitibi gold belt, with an aim of increasing annual gold production from this region by approximately 500,000 ounces by the end of the decade. Efforts are ongoing to evaluate several opportunities to leverage existing infrastructure which has the potential to significantly increase future gold production at lower capital intensity and with a reduced environmental footprint. If realized, these opportunities have the potential to deliver increased returns to our shareholders with reduced execution and operating risk," added Mr. Al-Joundi.

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First quarter 2023 highlights – Solid operational performance and important strategic consolidations

•	Strong quarterly production and costs with record safety performance – Payable gold production[1] in the first quarter of 2023 was 812,813 ounces at production costs per ounce of $804, total cash costs per ounce[2] of $832 and all-in sustaining costs ("AISC") per ounce[3] of $1,125. These results include only the Company's 50% of the production from the Canadian Malartic mine up to March 30, 2023, and 100% thereafter

•	Solid quarterly financial results – The Company reported quarterly net income of $3.87 per share in the first quarter of 2023, with adjusted net income[4] of $0.58 per share. Operating cash flow was $1.30 per share. The quarterly net income of $3.87 per share includes a remeasurement gain of approximately $1.5 billion arising from the acquisition of 50% of the Canadian Malartic complex not previously owned by the Company

•	Gold production, cost and capital expenditure guidance reiterated for 2023 – Expected payable gold production in 2023 remains unchanged at approximately 3.24 to 3.44 million ounces with total cash costs per ounce expected to be between $840 and $890 and AISC per ounce expected to be between $1,140 and $1,190. Total capital expenditures (excluding capitalized exploration) for 2023 are still estimated to be approximately $1.42 billion. The Company's 2023 production, costs and capital expenditure guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year

•	Update on key value drivers and pipeline projects

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce, the reconciliation of total cash costs to production costs and information about total cash costs per once on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

4 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

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•	Odyssey project – Good progress was made on underground development and surface construction activities in the first quarter of 2023. Underground development via ramp access has now passed the bottom of the Odyssey South deposit and has reached the level of the first shaft access point. Shaft sinking activities have also commenced. The first production blast occurred at the Odyssey South deposit in late March 2023. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west

•	Detour Lake – In the first quarter of 2023, the mill set a record for first quarter throughput and activities continued to focus on mill process optimization and improving availability with the goal of achieving and potentially exceeding throughput of 28.0 million tonnes per annum ("Mtpa"). Step out drilling continued to the west of the resource pit shells and the Company is integrating additional drill data into a revised mineral resource model that will be used to evaluate potential underground mining scenarios

•	Optimization of assets and capital infrastructure in the Abitibi region – With the Company now owning of 100% of Canadian Malartic complex, the Company expects to have up to 40,000 tonnes per day ("tpd") of excess mill capacity at Canadian Malartic Complex starting in 2028. By maximizing the mill throughput in the region, the Company believes there is potential to increase future gold production at lower capital costs and with a reduced environmental footprint. Internal evaluations are underway to assess potential production opportunities at the Macassa near surface deposits and the Amalgamated Kirkland ("AK") deposit, Upper Beaver and the Wasamac project. These evaluations are expected to be completed by year-end 2023

•	Continued exploration success at Meliadine, Kittila, LaRonde Zone 5 ("LZ5") and Goldex expected to drive future mineral reserve and mineral resource additions

•	Meliadine – Drilling has targeted the vertical extensions of the mineralized zones in the central part of the Tiriganiaq and Wesmeg deposits. At Tiriganiaq, a recent intercept yielded 17.2 grams per tonne ("g/t") gold over 4.9 metres at 770 metres depth. At Wesmeg, drilling in the eastern part of the deposit continues to return wide, high-grade intersections, with recent results including 8.9 g/t gold over 7.0 metres at 532 metres depth

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•	Kittila – Drilling has extended the Rimpi Main Zone to the north, outside of the current mineral resources, with highlights of up to 5.0 g/t gold over 9.2 metres at 1,141 metres depth. In addition, drilling has extended the Rimpi Zone mineralization down-plunge from the Roura area within the Parallel / Sisar zones, with intercepts of up to 5.0 g/t gold over 4.9 metres at 1,199 metres depth

•	LZ5 – Drilling continues to expand the mineral resource envelope which now extends to a depth of 950 metres, with highlights including 3.0 g/t gold over 30.0 metres at 671 metres depth and 3.7 g/t gold over 10.1 metres at 840 metres depth. Inferred mineral resources are expected to be added at depths between 770 and 950 metres by year-end 2023

•	Goldex – Infill drilling in the South Zone Sector 3 has returned high-grade results, including 9.8 g/t gold over 15.5 metres at 1,246 metres depth and 6.0 g/t gold over 12.0 metres at 1,274 metres depth. Initial drilling in the W Zone (approximately 200 metres west of the main Goldex deposit) has returned 1.8 g/t gold over 35.0 metres at 480 metres depth in an area with historical mineralized inventory

•	Acquisition of Yamana's Canadian assets and 50/50 San Nicolás copper-zinc joint venture with Teck completed

•	Yamana Transaction – The previously announced transaction to acquire the Canadian assets of Yamana Gold Inc. ("Yamana") closed on March 31, 2023 (the "Yamana Transaction"), and the Company now owns 100% of the Canadian Malartic Complex, the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The closing of the Yamana Transaction further solidifies the Company's presence in the Abitibi gold belt, a region of low political risk and high geological potential, where the Company has a strong competitive advantage from having operated in the region for over 50 years

•	San Nicolás – The previously announced 50/50 joint venture agreement between Teck Resources Limited ("Teck") and Agnico Eagle in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico was entered into on April 6, 2023. Minera San Nicolás S.A.P.I de C.V., the joint venture company that holds the project, is now working to advance permitting and development of the project and is planning to submit an Environmental Impact Assessment and permit application for San Nicolás in 2023 and is targeting completion of a feasibility study in 2024

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•	2022 sustainability report published, illustrating continued commitment to strong ESG performance and implementation of a climate strategy action plan – In 2022, Agnico Eagle maintained or improved performance across many key ESG indicators, including safety performance, efficient management of water resources and increased Indigenous employment. In addition, efforts were accelerated in 2022 to maintain a climate resilient business by setting an interim reduction target of 30% of absolute Scope 1 and 2 emissions by 2030, and publication of the Company's first Climate Action Report

•	A quarterly dividend of $0.40 per share has been declared

First Quarter 2023 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, April 28, 2023 at 8:30 AM (E.D.T.) to discuss the Company's first quarter 2023 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3VJ2EKh to receive an instant automated call back.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 175235#. The conference call replay will expire on May 28, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

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Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders (the "AGM") on Friday, April 28, 2023 at 11:00 am (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/M5UPTSH.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the AGM.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 21, 2023 filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com or the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.452.7184 (toll free in North America), at 1.416.304.0211 (for collect calls outside of North America) or by e-mail at assistance@laurelhill.com.

First Quarter 2023 Financial and Production Results

In the first quarter of 2023, net income was $1,816.9 million ($3.87 per share). This result includes the following items (net of tax): a remeasurement gain arising from the acquisition of the remaining 50% of the Canadian Malartic complex of $1,543.4 million ($3.29 per share), transaction costs relating to the acquisition of the Canadian assets of Yamana of $12.5 million ($0.03 per share), foreign currency translation gains on deferred tax liabilities of $10.6 million ($0.02 per share), and mark-to-market gains on the Company's investment portfolio of $4.1 million ($0.01 per share).

Excluding the above items results in adjusted net income of $271.3 million or $0.58 per share for the first quarter of 2023. For the first quarter of 2022, the Company reported net income of $119.1 million ($0.31 per share).

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Included in the first quarter of 2023 net income, and not adjusted above, is a non-cash stock option expense of $4.7 million ($0.01 per share).

The increase in net income in the first quarter of 2023 compared to the prior-year period is primarily due to the remeasurement gain. This gain is a result of the application of purchase accounting relating to a business combination attained in stages, which requires the remeasurement on the subsequent acquisition of the Company's previously held 50% interest in the Canadian Malartic complex to fair value.

The fair value of the Company's previously held 50% interest and the resulting gain on remeasurement, along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which may not exceed twelve months from the acquisition date.

Additionally, higher mine operating margins5 from higher sales volumes (see discussion below) and lower other expenses from lower transaction costs were partially offset by higher amortization and higher income and mining taxes.

In the first quarter of 2023, cash provided by operating activities was $649.6 million ($608.8 million before changes in non-cash components of working capital), compared to the first quarter of 2022 when cash provided by operating activities was $507.4 million ($366.0 million before changes in non-cash components of working capital).

Cash provided by operating activities (before changes in non-cash components of working capital) increased in the first quarter of 2023 when compared to the prior-year period primarily due to higher sales volumes following the merger (the "Merger") between Agnico Eagle and Kirkland Lake Gold Ltd. ("Kirkland Lake Gold") as opposed to the 58 days of production that followed the Merger in 2022.

In the first quarter of 2023, the Company's payable gold production was 812,813 ounces. This compares to quarterly payable gold production of 660,604 ounces in the prior-year period. Including the entire quarter's production from the pre-Merger Kirkland Lake Gold mines, pro forma total gold production in the first quarter of 2022 was 806,329 ounces.

5 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

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Payable gold production increased in the first quarter of 2023 when compared to the prior-year period, primarily due to the inclusion of additional days of production in the 2023 period as described above at the Detour Lake, Fosterville and Macassa mines.

In the first quarter of 2023, production costs per ounce were $804, compared to $1,002 in the prior-year period. In the first quarter of 2023, total cash costs per ounce were $832, compared to $811 in the prior-year period.

Production costs per ounce decreased in the first quarter of 2023 when compared to the prior-year period primarily as a result of the revaluation of gold inventory held by Kirkland Lake Gold on February 8, 2022. A detailed description of the minesite costs per tonne at each mine is set out below. Total cash costs per ounce increased in the first quarter of 2023 when compared to the prior year period primarily due to higher inventory adjustments and lower by-product revenues from the LaRonde mine and Pinos Altos mine.

In the first quarter of 2023, AISC per ounce were $1,125, compared to $1,079 in the prior-year period. AISC per ounce increased in the first quarter of 2023 when compared to the prior-year period primarily due to higher total cash costs per ounce and higher sustaining capital expenditures, partially offset by lower general and administrative expenses.

Financial Flexibility Remains Strong After Acquisition of Yamana's Canadian Assets

Cash and cash equivalents increased to $744.6 million at March 31, 2023, from the December 31, 2022 balance of $658.6 million, primarily due to improved operating margins. On March 30, 2023 the Company drew down $1.0 billion from its unsecured revolving bank credit facility and funded the approximately $1.0 billion of cash consideration payable in connection with the Yamana Transaction.

In addition to the quarterly dividend, the Company contributed to shareholder returns through its normal course issuer bid ("NCIB"). In the first quarter of 2023, under the NCIB, the Company repurchased 100,000 common shares for $4.8 million. From the commencement of the NCIB on May 4, 2022 until March 31, 2023, under the NCIB, the Company repurchased 1,669,620 common shares for an aggregate of $74.6 million. The NCIB permits the Company to purchase up to $500.0 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares). Purchases under the NCIB may continue for up to one year from the commencement day of May 4, 2022.

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The Company intends to seek approval from the TSX to renew the NCIB, pursuant to which the Company would be permitted to purchase up to the lessor of (i) 5% of its issued and outstanding common shares and (ii) the number of common shares that may be purchased by the Company for an aggregate purchase price, excluding commissions of $500.0 million. Purchases under the NCIB may continue for up to one year from the expected commencement date of May 3, 2023. If approved, purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

Subsequent to quarter end, on April 7, 2023, Moody's upgraded its credit rating outlook for the Company to "positive" from "stable", while affirming the credit rating at Baa2, reflecting the Company's strong business and credit profile, while maintaining low leverage and conservative financial policies. On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600 million unsecured term credit facility (the "Term Credit Facility"). The Company expects to draw down in full on the Term Credit Facility on April 28, 2023 and will use the proceeds to partially repay the amounts drawn on the unsecured revolving bank credit facility. The Term Credit Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Credit Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company's credit rating. The Term Credit Facility may be prepaid without penalty. At March 31, 2023 the Company's net debt6 totaled $1,597.9 million.

Approximately 57% of the Company's remaining 2023 estimated Canadian dollar exposure is hedged at an average floor price above 1.32 C$/US$. Approximately 29% of the Company's remaining 2023 estimated Euro exposure is hedged at an average floor price of approximately 1.03 US$/EUR. Approximately 59% of the Company's remaining 2023 estimated Australian dollar exposure is hedged at an average floor price above 1.45 A$/US$. Approximately 33% of the Company's remaining 2023 estimated Mexican peso exposure is hedged at an average floor price above 20.70 MXP/US$. The Company's full year 2023 cost guidance is based on assumed exchange rates of 1.32 C$/US$, 1.10 US$/EUR, 1.40 A$/US$ and 20.00 MXP/US$.

Including the remaining diesel purchased for the Company's Nunavut operations on the 2022 sealift (consumed to mid-year 2023), approximately 50% of the Company's diesel exposure for 2023 is hedged at an average price of $0.80 per litre, compared to the 2023 cost guidance assumption of $0.93 per litre. These hedges have partially mitigated the effect of inflationary pressures to date and are expected to provide some protection against inflation going forward.

6 Net debt is a non-GAAP measure that is not a standardized measure under IFRS. For a reconciliation to long-term debt, see "Reconciliation of non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

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The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2023 and future guidance.

Dividend Record and Payment Dates for the Second Quarter of 2023

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on June 15, 2023 to shareholders of record as of June 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2023 Fiscal Year

Record Date	Payment Date
March 1, 2023*	March 15, 2023*
June 1, 2023**	June 15, 2023**
September 1, 2023	September 15, 2023
December 1, 2023	December 15, 2023

*Paid

**Declared

Dividend Reinvestment Plan

See the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

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International Dividend Currency Exchange

In the first quarter of 2023, the Company and Computershare Trust Company of Canada ("Computershare") entered into a Currency Exchange Services Agreement pursuant to which Computershare will now offer shareholders of the Company outside of Canada and the United States the opportunity to receive dividends in their preferred local currency. Computershare mailed enrollment forms and an information package to shareholders on April 17, 2023, and the service will be available beginning with the dividend to be paid in the second quarter 2023 for those shareholders that have registered. Any fees payable in connection with the currency exchange service will be paid by individual shareholders who elect to enroll in the program. For more information, please contact Computershare by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Capital Expenditures

In the first quarter of 2023, capital expenditures were $310.5 million and capitalized exploration expenditures were $31.3 million, for a total of $341.7 million. Total expected capital expenditures (including capitalized exploration) remain in line with guidance for the full year 2023.

The following table sets out capital expenditures (including sustaining capital expenditures7 and development capital expenditures7) and capitalized exploration in the first quarter of 2023.

7 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. See "Note Regarding Certain Measures of Performance" and "Reconciliation of Non-GAAP Performance Measures – Reconciliation of Sustaining Capital Expenditures to Consolidated Statements of Cash Flow.

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Capital Expenditures

(In thousands of U.S. dollars)

	Capital Expenditures*	Capitalized Exploration
	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2023
Sustaining Capital Expenditures
LaRonde complex	15,739	255
Canadian Malartic complex	16,584	—
Goldex mine	4,738	84
Detour Lake mine	53,284	—
Macassa mine	6,390	258
Meliadine mine	13,077	2,009
Meadowbank complex	35,631	—
Hope Bay project	2	—
Fosterville mine	7,669	300
Kittila mine	8,910	1,425
Pinos Altos mine	7,997	253
La India mine	27	—
Total Sustaining Capital	$170,048	$4,584

Development Capital Expenditures
LaRonde complex	15,294	—
Canadian Malartic complex	29,818	1,203
Goldex mine	8,011	1,278
Akasaba West project	10,369	—
Detour Lake mine	22,608	8,467
Macassa mine	21,050	7,363
Meliadine mine	16,073	1,807
Amaruq underground project	331	—
Hope Bay project	475	—
Fosterville mine	3,141	5,963
Kittila mine	10,696	—
Pinos Altos mine	2,199	594
Other	363	—
Total Development Capital	$140,428	$26,675
Total Capital Expenditures	$310,476	$31,259

* Excludes capitalized exploration

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2022 Sustainability Report Illustrates Continued Commitment to Strong ESG Performance and Implementation of Climate Strategy Action Plan

On April 27, 2023, Agnico Eagle released its 2022 Sustainability Report (the "Report"). The Report provides an update on the Company's oversight, strategy, practices and risk management approach to key areas of health and safety, ESG and the historic sustainability performance of mining operations.

This marks the 14th year that the Company has produced a detailed account of its ESG performance. The Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards, is aligned with the Task Force on Climate Related Financial Disclosures (TCFD) and includes additional mining industry specific indicators from the Sustainability Accounting Standards Board (SASB) Metals and Mining disclosures and metrics.

The theme of the Report, "we make mining work", reflects the Company's long-standing approach to responsibly develop mineral resources for the benefit of all.

Everywhere we operate, we make mining work by:

Having strong ESG performance – In 2022, the Company maintained or improved performance across many key ESG indicators, including achieving the Company's best safety frequency performance in its over 65-year history, zero significant environmental incidents, the efficient management of water (recycling 78% of water for operational use and reducing freshwater usage per ounce of gold produced), and increased Indigenous employment. The Company continued to invest and contribute in the communities in which it operates with a total of $16 million in community investments and $1.4 billion in local procurement in 2022

Addressing climate-change and working towards net-zero by 2050 – In 2022, Agnico Eagle increased its efforts to maintain a climate resilient business by setting an interim reduction target of 30% of absolute Scope 1 and 2 emissions by 2030, completing site specific climate-related physical risk assessments, conducting preliminary scenario planning and publishing the Company's first Climate Action Report. The Company's greenhouse gas ("GHG") profile, with an intensity of 0.4 tonnes of CO2 equivalent per ounce of gold produced, continues to position Agnico Eagle as a low GHG intensity gold producer. The Report also provides an estimate of Scope 3 emissions

Being a great place to work – The Company is committed to providing a safe, diverse, inclusive and collaborative workplace for its people. In 2022, the Company launched Sanajiksanut in Nunavut, a tailored hiring program designed to empower and increase the Inuit workforce; in support of gender diversity, six women were welcomed into a scholarship and development program in memory of former Agnico Eagle director, Dr. Leanne Baker; and Agnico Eagle Mexico was named as one of the Best Places to Work in Mexico 2022 for its commitment to creating a safe, healthy and engaging workplace

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Community investments – Being a trusted and valued member of the communities associated with our operations remains a fundamental principle and priority for Agnico Eagle. In 2022, employees from the Company's Fosterville mine were extensively involved in helping communities in Central Victoria recover from devastating floods that hit the region late in the year and the Company pledged AUD750,000 to help the community recover from the devastation. The Company also collaborated with the Government of Sonora in Mexico on the construction of a water supply well in Tarachi, benefiting 358 people. The Company continues to provide support to vulnerable groups, including sponsoring a foodshare program in Bendigo, Australia and holding food drive collections. In 2022, the Company contributed $5.6 million in health-related community investments across the organization

Mining responsibly – The Company is committed to being a responsible miner and contributing to the sustainable development of the regions in which it operates. The Company is a longtime supporter of recognized international sustainability frameworks, including Towards Sustainable Mining (TSM), Responsible Gold Mining Principles (RGMP), the Voluntary Principles on Security and Human Rights (VPSHRs), the Conflict-Free Gold Standard and the Task Force on Climate-related Financial Disclosures

The Company's 2022 Sustainability Report can be accessed here.

Update on Key Value Drivers and Pipeline Projects

Highlights on the key value drivers (Odyssey project, Detour Lake mine and optimization of assets and capital infrastructure, including excess mill capacity in the Abitibi region of Quebec) and the Hope Bay project are set out below. Details on certain mine expansion projects (Macassa shaft and new ventilation system, Kittila shaft, Meliadine Phase 2 and Amaruq underground) are set out in the applicable operational sections of this news release.

Odyssey Project

Good progress was made on underground development and surface construction activities in the first quarter of 2023. Underground development via ramp access reached the bottom of the Odyssey South deposit and the shaft access point at level 54. Shaft sinking activities have also commenced.

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The first production blast occurred at the Odyssey South deposit in late March 2023, and the underground operations are on track to produce approximately 50,000 ounces of gold in 2023.

Sixteen drill rigs are currently active on the Canadian Malartic property, including: five underground drills in the Odyssey South and Internal zones; four surface drills focused on expanding and infilling the East Gouldie mineralization; four drill rigs investigating new regional targets around the Odyssey mine and Canadian Malartic mines; and three drill rigs investigating near-surface targets at the Camflo property.

During the first quarter of 2023 on a 100% basis, 22,358 metres of expensed drilling and 33,506 metres of capitalized drilling were completed. Drilling targeted several areas that are part of the Odyssey mine, including the infill of the East Gouldie deposit from surface and of the Odyssey South and Odyssey Internal zones from the exploration ramp.

Exploration drilling also continued to investigate the broader East Gouldie mineralized zone and extended the zone laterally to the east and to the west. Regional exploration drilling was mostly focused on a first phase of investigation of the near-surface potential around the past-producing Camflo mine located 4.0 kilometres northeast of the Odyssey mine infrastructure.

The Company is planning to provide an update on the Odyssey mine with an internal study as well as exploration results and exploration plans on the larger Canadian Malartic land package in June 2023.

Detour Lake Mine

In the first quarter of 2023, the mill set a record for first quarter throughput and activities continued to focus on mill process optimization and improving availability with the goal of achieving and potentially exceeding throughput of 28.0 Mtpa.

In 2023, the processing plant will focus on runtime improvements, monitoring the higher throughput and enhancing the Company's understanding of the normal wear and tear on the equipment to better optimize and stabilize the throughput.

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Exploration drilling at Detour Lake in the first quarter of 2023 was primarily focused on West Pit conversion drilling and exploration drilling of various regional targets. Ten drill rigs were active and completed 5,839 metres of expensed drilling and 59,374 metres of capitalized drilling.

During the quarter, approximately 20,000 metres of infill drilling targeted gold mineralized horizons within and below the West Pit mineral reserves to examine the continuity of gold grades between previous drill holes. These areas contain higher grade zones currently being investigated for underground mining potential. The program targeted two areas: at the western limit of the West Pit and close to the eastern limit of the West Pit.

Recent drill results from infill drilling at the western limit of the West Pit mineral resources correlate well with the initial drilling in the area and continue to define wide zones of gold mineralization containing high grade gold inclusions. Highlights include: hole DLM23-617, which intersected 2.9 g/t gold over 30.4 metres at 309 metres depth; hole DLM23-631, which intersected 3.0 g/t gold over 26.3 metres at 294 metres depth and 2.6 g/t gold over 27.5 metres at 450 metres depth, including 10.7 g/t gold over 5.0 metres at 468 m depth; hole DLM23-641, which intersected 6.7 g/t gold over 29.6 metres at 424 metres depth, including 16.2 g/t gold over 11.1 metres at 431 m depth; hole DLM23-601, which intersected 4.6 g/t gold over 15.4 metres at 311 metres depth and 2.8 g/t gold over 10.1 metres at 395 metres depth; and hole DLM23-603, which intersected 3.7 g/t gold over 17.3 metres at 271 metres depth, 3.0 g/t gold over 9.7 metres at 314 metres depth and 3.0 g/t gold over 18.0 metres at 410 metres depth.

Recent infill drilling results from the eastern limit of the West Pit mineral reserves and mineral resources confirm wide zones of gold mineralization containing high grade gold inclusions. Highlights include: hole DLM23-593W, which intersected 3.5 g/t gold over 15.1 metres at 306 metres depth, 3.0 g/t gold over 13.1 metres at 361 metres depth and 2.5 g/t gold over 15.8 metres at 495 m depth; hole DLM23-599, which intersected 1.7 g/t gold over 57.0 metres at 475 metres depth and 4.8 g/t gold over 25.6 metres at 550 metres depth; and hole DLM23-616, which intersected 2.9 g/t gold over 25.3 metres at 439 metres depth and 3.2 g/t gold over 20.3 metres at 474 metres depth.

Exploration drilling in the West Pit Extension Zone targeting the westerly plunge of the deposit below and west of the West Pit Zone continues to be encouraging. First quarter results include additional wide intervals of gold mineralization with high-grade intersections that support the potential to continue growing the "out-pit" mineralization, which extends more than 2.4 kilometres west of the current mineral resource pit.

16

Recent drilling in the West Pit Extension Zone further confirms the down-plunge western extension of the deposit, with highlights that include: hole DLM22-579, which intersected 0.9 g/t gold over 68.7 metres at 824 metres depth and 2.8 g/t gold over 10.7 metres at 872 metres depth; hole DLM22-577, which intersected 2.3 g/t gold over 22.4 metres at 752 metres depth and 14.1 g/t gold over 8.4 metres at 777 metres depth at a distance of 451 metres down-plunge to the west from the current mineral resource pit; and hole DLM22-580, which intersected 4.2 g/t gold over 21.3 metres at 660 metres depth.

Planned drilling at Detour Lake for the full year 2023 is comprised of 14,000 metres of expensed drilling and 157,000 metres of capitalized drilling.

Selected recent drill results from Detour Lake are set out in a table in the Appendix and in the plan map and composite longitudinal section below.

[Detour Lake Mine – Plan Map and Composite Longitudinal Section]

The Company is integrating additional drill data from late 2022 and the first quarter of 2023 into a revised mineral resource model that will be used to evaluate potential underground mining scenarios. An internal evaluation of the underground mining potential is expected to be completed by early 2024.

Optimization of assets and capital infrastructure, including excess mill capacity in the Abitibi region

With the closing of the Yamana Transaction, the Company expects to have up to 40,000 tpd of excess mill capacity at Canadian Malartic starting in 2028. By maximizing the mill throughput on a regional basis, the Company believes there is potential to increase future gold production at lower capital costs and with a reduced environmental footprint. Internal evaluations are underway to assess potential production opportunities at the Macassa near surface deposits and the AK deposit, Upper Beaver and other Kirkland Lake satellite deposits, as well as the Wasamac project.

17

The near surface and AK deposits are accessible from an existing surface ramp at Macassa. Production from the near surface deposits is expected to commence later this year, while production from the AK deposit could potentially begin in 2024. Alternatives to process these ores at the LaRonde complex, which is approximately 130 kilometres away, and avoid capital costs associated with a mill expansion at Macassa are under review. Average annual production from these two deposits could potentially be 20,000 to 40,000 ounces of gold, commencing in 2024.

Infill drilling in the AK deposit during the first quarter of 2023 featured highlights of 14.7 g/t gold over 5.3 metres at 295 metres depth in hole KLAK-169 and 13.0 g/t gold over 4.9 metres at 264 metres depth in hole KLAK-171. The AK deposit remains open towards the west and vertically along the west fringe.

Upper Beaver has the potential to be a low-cost mine, with the Company evaluating scenarios with annual production of 150,000 to 200,000 ounces of gold with moderate capital outlays and initial production potentially commencing in 2029. Processing scenarios with the potential to reduce initial capital costs are being considered, including transporting the ore to the Canadian Malartic mill for processing. An updated internal technical evaluation of the project is expected to be completed in late 2023.

Prior to the closing of the Yamana Transaction, Yamana completed 29 drill holes totalling 14,673 metres at the Wasamac project in the Abitibi region of Quebec.

The objectives of the drill program were to infill the Main deposit at Wasamac, with a highlight result of 4.7 g/t gold over 54.1 metres at 463 metres depth in hole WS22-589, and investigate the vertical and lateral extensions of mineralization at the past-producing Francoeur Mine, which forms part of the Wasamac project.

The Company is reviewing the recent exploration programs and studies that were completed at the Wasamac project and assessing the potential for exploration upside prior to continuing further exploration. An updated technical evaluation of the project is expected to be completed in late 2023. More details on the Wasamac project were provided in the Company's news release of February 16, 2023.

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Hope Bay – Drilling Continues at Doris and Madrid; Multiple High-Grade Zones Confirmed and Extended

Exploration drilling at Hope Bay continued during the first quarter of 2023, with six drill rigs operating on surface at the Doris and Madrid deposits and three drill rigs operating underground at Doris, completing a total of 39,859 metres in 79 holes.

At Doris, highlight hole HBBCO23-153 intersected 15.0 g/t gold over 6.4 metres at 422 metres depth to expand the vertical size of the BCO fold hinge, which is a high-grade shoot within the BCO Zone. Hole HBD23-071 extended the BCO Zone to the south by 200 metres along strike and down plunge of known mineralization, intersecting 17.1 g/t gold over 4.8 metres at a vertical depth of 607 metres.

Underground development advanced during the quarter, allowing exploration drilling to test additional BCO and BCN targets to the south from underground.

At Madrid, exploration drilling during the first quarter of 2023 shifted towards wider step-out holes at a spacing of 100 metres or more from known mineralization in the Naartok East, Spur, Suluk and Patch 7 zones. Highlights include hole HBM23-065 at Naartok East, which intersected 6.8 g/t gold over 3.7 metres at 336 metres depth. Results from step-out drilling at Suluk and Patch 7 are pending.

Drilling is also planned this year at regional targets outside of the main deposit footprints, including the southern extension of the Doris geological structure located one kilometre east of the Madrid deposit.

At the Hope Bay property in 2023, the Company expects to complete 72,200 metres of drilling in a $30.6 million exploration program that includes 30,800 metres of underground exploration drilling at the Doris deposit to explore the extensions of mineralization and potentially add mineral reserves and mineral resources in the BTD Zone to the north and in the BCO, BCN and West Valley zones below the dike. The Company expects to spend $17.3 million for 41,400 metres of surface drilling into exploration targets around the Doris mine, between the Doris and Madrid deposits, and around the Madrid deposit with the objective of adding mineral reserves and mineral resources to the project.

The Company continues to advance an internal technical study evaluating larger production scenarios for Hope Bay.

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Agnico Eagle Completes Acquisition of Yamana's Canadian Assets, Integration Underway

On March 31, 2023, the Company closed the previously announced Yamana Transaction, pursuant to which the Company acquired certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets, including the Canadian Malartic complex. As part of the Yamana Transaction, Pan American Silver Corp. acquired all the issued and outstanding common shares of Yamana.

With the closing of the Yamana Transaction, Agnico Eagle now owns 100% of the Canadian Malartic complex, the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. Over the last 18 months, the Company has solidified its presence in the Abitibi gold belt, a region the Company believes has low political risk and high geological potential, and where it has a strong competitive advantage from having operated there for over 50 years. The Company's production in the Abitibi gold belt is forecast to be between 1.9 million ounces to 2.1 million ounces of gold per year through 2025. In addition, the Company believes it has the unique ability to monetize future mill capacity at the Canadian Malartic complex, given its extensive operations and strategic land position in the region.

The Company's 2023 production and costs guidance assumed 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year, which essentially matches the closing date of the Yamana Transaction. For additional details on the Company's 2023 guidance, see the Company's news release dated February 16, 2023.

For additional details with respect to the Yamana Transaction, see the Company's news releases dated November 4, 2022, November 8, 2022 and March 31, 2023.

Agnico Eagle and Teck Resources Enter Into Joint Venture Agreement in Respect of the San Nicolás Copper-Zinc Project in Mexico

On April 6, 2023, the Company and Teck entered into the previously announced 50/50 joint venture agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Under the terms of the agreement, Agnico Eagle subscribed for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. ("MSN"), a wholly-owned Mexican subsidiary of Teck, for US$580 million. Agnico Eagle will contribute the amount as study and development costs are incurred by MSN. For governance purposes, Agnico Eagle is deemed to be a 50% shareholder of MSN from closing, regardless of the number of shares that have been issued to Agnico Eagle or its subsidiaries, except in certain circumstances of default.

MSN is now working to advance permitting and development of the project and is planning to submit an Environmental Impact Assessment and permit application for San Nicolás in 2023 and is targeting completion of a feasibility study in 2024. Agnico Eagle's funding of MSN in the first two years is expected to be approximately $50 million.

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For additional details with respect to the San Nicolás transaction, see the Company and Teck's joint news releases dated September 16, 2022 and April 6, 2023.

ABITIBI REGION, QUEBEC

Agnico Eagle is Quebec's largest gold producer with a 100% interest in the LaRonde complex (which includes the LaRonde and LZ5 mines), the Goldex mine and, as of March 31, 2023 following the closing of the Yamana Transaction, the Canadian Malartic complex. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Strong Underground Productivity Drives Solid Operational Performance in the First Quarter of 2023

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	707	735
Tonnes of ore milled per day	7,867	8,167
Gold grade (g/t)	3.72	4.72
Gold production (ounces)	79,607	105,037
Production costs per tonne (C$)	$118	$108
Minesite costs per tonne (C$)[8]	$157	$121
Production costs per ounce of gold produced ($ per ounce)	$778	$596
Total cash costs per ounce of gold produced ($ per ounce)	$958	$560

Gold production in the first quarter of 2023 decreased when compared to the prior-year period primarily due to lower gold grades and lower throughput related to changes in the mining sequence at the LaRonde mine (for more information see the news release dated February 16, 2023).

8 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under IFRS. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

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Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily as a result of higher unit costs for consumables combined with lower mill throughput levels, partially offset by the timing of unsold concentrate inventory. Production costs per ounce in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher production costs per tonne and lower gold grades, partially offset by a weaker Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher unit costs for consumables combined with lower mill throughput levels. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher minesite costs per tonne, lower gold grades and lower revenues from by-product sales, partially offset by a weaker Canadian dollar relative to the U.S. dollar.

Operational Highlights

•	In 2023, the LaRonde mine is transitioning to pillarless mining and an adjusted development plan to manage seismicity within the mine, resulting in a lower mining rate when compared to the prior year

•	The first quarter of 2023 saw higher than expected gold production due to solid underground productivity. The underground development performance at the LaRonde mine exceeded expectations by over 450 metres following delivery of bolting equipment and a training plan implemented in the second half of 2022. Underground development at the LZ5 mine also progressed well and remains on target. Development performance is key to providing operational flexibility in 2023

•	The LZ5 processing facility is planned to be idled late in the third quarter of 2023 to take advantage of the approximately 2,000 tpd of excess capacity in the LaRonde mill. In the third quarter of 2023, a seven day shutdown is scheduled at the LaRonde mill and some adjustments will be made to the copper circuit for future processing of Akasaba West copper bearing concentrate

Project Highlights

•	Production in the 11-3 Zone at the LaRonde mine is expected to start in the third quarter of 2023 as previously planned. The required breakthrough of ramps and design of the pastefill network is currently in progress. The 11-3 Zone is expected to add additional flexibility in the LaRonde mine production plan

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Exploration Highlights

•	At LZ5 in the first quarter of 2023, drilling on the Ellison property further confirmed the continuity of Zone 5 gold mineralization to a depth of 950 metres. Highlights include: hole BZ-2022-032, which intersected 3.0 g/t gold over 30.0 metres at 671 metres depth; and hole BZ-2022-028, which intersected 3.7 g/t gold over 10.1 metres at 840 metres depth. Inferred mineral resources are expected to be added at depths between 770 and 950 metres by year-end 2023

•	Exploration development activities in 2023 at the LaRonde complex includes the further extension of the exploration drift on level 215 by 1,060 metres to the west to provide drill platforms to test the vertical extensions of known zones on the Bousquet property and below the LZ5 deposit, with drilling expected to begin in the second half of the year

Canadian Malartic Complex – Underground Production Commences at Odyssey; Surface Construction Activities and Underground Development at Odyssey Continue to Progress

In June 2014, each of Agnico Eagle and Yamana acquired a 50% ownership interest in the Canadian Malartic mine. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic complex during the quarter, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021. Following closing of the Yamana Transaction on March 31, 2023, the Company now owns a 100% interest in the Canadian Malartic complex.

Canadian Malartic Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes) (100%)	4,524	4,824
Tonnes of ore milled per day (100%)	50,267	53,600
Gold grade (g/t)	1.19	1.16
Gold production (ounces)	80,685	80,509
Production costs per tonne (C$)	$34	$30
Minesite costs per tonne (C$)	$39	$34
Production costs per ounce of gold produced ($ per ounce)	$710	$707
Total cash costs per ounce of gold produced ($ per ounce)	$794	$792

*Operating statistics for the first quarter of 2023 reflect Agnico Eagle's 50% interest in the Canadian Malartic mine up to and including March 30, 2023 and 100% thereafter.

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Gold production in the first quarter of 2023 increased slightly when compared to the prior-year period primarily due to higher gold grades and gold recoveries, mostly offset by lower mill throughput. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tpd (on a 100% basis) in an effort to optimize the production profile and cash flows during the transition to processing ore from the Odyssey underground project.

Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher mining costs associated with higher fuel prices and maintenance costs. Production costs per ounce in the first quarter of 2023 increased slightly when compared to the prior-year period primarily for the same reason as the higher production costs per tonne, partially offset by higher gold grades and gold recovery and the weaker Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior year period for the same reasons as the increase in production costs per tonne. Total cash costs per ounce in the first quarter of 2023 increased slightly when compared to the prior-year period primarily due to the same reasons as the increase in production costs per ounce.

Operational Highlights

•	The Odyssey project achieved a total recordable injury frequency of zero for the quarter

•	The first production blast from the Odyssey underground mine occurred in March 2023, with gold production totaling 2,799 ounces mostly from development ore. Processing of production ore is expected to begin in the second quarter of 2023. Overall, development continues to progress well, with greater than planned development performance. Underground development via ramp access has now passed the bottom of the Odyssey South deposit and has reached the level of the first shaft access point

•	Mining activities in the Canadian Malartic pit continued to advance as planned and the mining of the Canadian Malartic pit is expected to be completed midway through the second quarter of 2023. Upon depletion of the Canadian Malartic pit, work will be undertaken to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024

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Project and Exploration Highlights

•	An update on Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Yamana Transaction

•	The Yamana Transaction closed on March 31, 2023. An update on the Yamana Transaction is set out under the caption "Agnico Eagle Completes Acquisition of Yamana's Canadian Assets, Integration Underway" above

Goldex – Solid Operational Performance Driven by Strong Underground Development Activity and Higher Grades; Akasaba West Progressing as Planned

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017. The Company approved the development of the Akasaba West project, located less than 30 kilometres from Goldex, in July 2022.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	698	743
Tonnes of ore milled per day	7,756	8,256
Gold grade (g/t)	1.73	1.63
Gold production (ounces)	34,023	34,445
Production costs per tonne (C$)	$54	$45
Minesite costs per tonne (C$)	$52	$46
Production costs per ounce of gold produced ($ per ounce)	$818	$761
Total cash costs per ounce of gold produced ($ per ounce)	$810	$777

Gold production in the first quarter of 2023 decreased slightly when compared to the prior-year period primarily due to lower throughput levels as a result of low ore availability in the Deep 1 Zone, partially offset by higher grade and tonnage from the South Zone.

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Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to lower processed tonnes and the timing of previously unsold concentrate inventory. Production costs per ounce in the first quarter of 2023 increased when compared to the prior-year period primarily for the same reasons as the higher production costs per tonne, partially offset by gold grades and the weaker Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period due to higher underground production costs. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period for the same reasons as the higher minesite costs per tonne, partially offset by higher gold grades and the weaker Canadian dollar relative to the U.S. dollar.

Operational Highlights

•	Goldex achieved above-forecast gold production for the first quarter of 2023, due to higher gold grades and development in the South Zone

•	The underground development training program for dynamic ground support, implemented in the second half of 2022, has resulted in continuous improvements in underground development and, in the first quarter of 2023, development exceeded the plan by over 400 metres. This success will support the development of production areas in the South Zone and Deep 2 Zone that is planned for 2023

•	The health and safety performance at Goldex in the first quarter of 2023 was excellent, with no lost time incidents and no modified work incidents reported

Akasaba West Project

•	Work at the Akasaba West project commenced in September 2022 and remained on schedule for overburden removal in the first quarter of 2023, with over 670,000 tonnes of material removed to date. Construction of surface infrastructure is also progressing on schedule, including offices, a garage and water treatment

Exploration Highlights

•	Exploration at Goldex during the first quarter of 2023 continued to target the eastern extension of the South Zone in Sector 3, with the objective of converting mineral resources into mineral reserves and extending Sector 3 at depth and to the east below level 140

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•	Highlights from the conversion drilling in Sector 3 include: hole GD128-083, which intersected 4.7 g/t gold over 10.5 metres at 1,267 metres depth; hole GD128-086, which intersected 4.1 g/t gold over 5.3 metres at 1,233 metres depth and 4.4 g/t gold over 5.5 metres at 1,225 metres depth; hole GD128-109, which intersected 6.0 g/t gold over 12.0 metres at 1,274 metres depth; and hole GD128-111, which intersected 9.8 g/t gold over 15.5 metres at 1,246 metres depth

•	Exploration drilling is also ongoing to test the continuity of mineralization to a depth of 2.3 kilometres in the Deep 3 Zone mining zone beneath the current operations in the Deep 2 Zone, with results expected later this year

•	Additional exploration drilling during the first quarter of 2023 intersected the W Zone at a relatively shallow depth approximately 200 metres west of the main deposit at Goldex, with an initial result of 1.8 g/t gold over 35.0 metres at 480 metres depth in hole GD27-053 in a mineralized shoot displaying quartz-tourmaline-albite vein mineralization similar to the past-producing MMx Zone at Goldex

ABITIBI REGION, ONTARIO

Agnico Eagle acquired the Detour Lake and Macassa mines on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. With the inclusion of these two assets in its portfolio, the Company is now Ontario's largest gold producer. Furthermore, the proximity of these mines to the Company's operations located in the Abitibi region of Quebec is expected to provide future operating synergies and allow for future sharing of technical expertise.

Detour Lake – Achieves Best Ever Winter Mill Performance; Exploration Continues to Infill and Test Western Extensions of Mineralization

The Detour Lake mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt.

In 1987, Placer Dome Inc. began underground gold production at the Detour Lake property and during the initial 12 years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold from approximately 14.3 million tonnes grading 3.82 g/t gold. In 2013, Detour Gold Corporation restarted gold production using open pit mining. The Detour Lake mine is now the largest gold producing mine in Canada with the largest gold reserves and substantial growth potential. It has an estimated mine life of approximately 30 years.

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Detour Lake – Operating Statistics*

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	6,397	3,270
Tonnes of ore milled per day	71,078	62,885
Gold grade (g/t)	0.86	1.03
Gold production (ounces)	161,857	100,443
Production costs per tonne (C$)	$24	$46
Minesite costs per tonne (C$)	$26	$24
Production costs per ounce of gold produced ($ per ounce)	$704	$1,194
Total cash costs per ounce of gold produced ($ per ounce)	$771	$600

*For the Three Months Ended March 31, 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

Gold production in the first quarter of 2023 increased when compared to the prior year period reflecting a full quarter of production in 2023 as opposed to 51 days in 2022 following the Merger and higher mill throughput, partially offset by lower gold grades.

Production costs per tonne in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the purchase price allocation to inventory which require it to be realized at fair value in the first quarter of 2022 and the timing of inventory. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the same reasons as outlined above.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period due to lower deferred stripping expense. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to different processing volumes as a result of the number of reportable production days, as well as higher mining and milling costs.

Operational Highlights

•	In the first quarter of 2023, Detour Lake recorded its strongest quarterly health and safety performance since the restart of operations in 2013

•	Detour Lake achieved its best ever first quarter mill performance. Historically, the Detour Lake mine processes lower volumes of ore in winter months as a result of cold temperatures and their effect on material handling. First quarter results are as expected with respect to the mine growth strategy as the operation continues to optimize processes to further increase milling rates and to adapt its plant maintenance strategy to account for the higher tonnage processed

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•	In the first quarter of 2023, the mining sequence was adjusted due to the interaction with nearby old underground mine workings resulting in a delay in reaching high grade ore in Phase 2

•	During the quarter, the mine continued to ramp up production with the commissioning of four higher capacity haul trucks (CAT 798 trucks). Two additional units are planned to be commissioned in the second quarter

Project and Exploration Highlights

•	An update on the multiple initiatives to increase mill throughput to 28.0 Mtpa by 2025, potential expansion scenarios and exploration highlights is set out under the caption "Update on Key Value Drivers and Pipeline Projects" above

Macassa – Six Millionth Gold Ounce Poured; Strong Operational and Cost Performance from Continued Productivity Improvements; Commissioning Complete on Shaft #4

The Macassa mine, located in northeastern Ontario, began production in 1933. Operations have been continuous except from 1999 to 2002 when they were suspended due to low gold prices. Underground mining restarted in 2002 and has been predominantly focused on production from two areas: the South Mine complex and the Main Break.

Macassa Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	87	47
Tonnes of ore milled per day	967	902
Gold grade (g/t)	23.32	16.64
Gold production (ounces)	64,115	24,488
Production costs per tonne (C$)	$589	$871
Minesite costs per tonne (C$)	$585	$523
Production costs per ounce of gold produced ($ per ounce)	$592	$1,320
Total cash costs per ounce of gold produced ($ per ounce)	$604	$787

*For the Three Months Ended March 31, 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

Gold production in the first quarter of 2023 increased when compared to the prior year period reflecting a full quarter of production in 2023 as opposed to the 51 days in 2022 following the Merger and higher gold grades and higher mill throughput in the first quarter of 2023.

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Production costs per tonne in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the purchase price allocation to inventory which required it to be realized at fair value in the first quarter of 2022 and the timing of inventory. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the same reasons as outlined above and higher gold grades.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period due to higher mining and administration costs. Total cash costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to higher gold grades, partially offset by higher mining and administration costs.

Operational Highlights

•	In January 2023, Macassa celebrated its six millionth ounce of gold poured since 1933 when mining first began on the property

•	The Macassa mine continued to build on productivity gains achieved throughout 2022, supported by improved ventilation, a better adherence to the mining plan, improved maintenance processes and the commissioning of shaft #4

•	In the first quarter of 2023, the Macassa mine achieved its second best quarterly health and safety performance since the restart of operations in 2002, with its best performance recorded in the fourth quarter of 2022

Project Highlights

•	The Shaft #4 production hoist was commissioned in the first quarter of 2023. Development work to connect the new shaft infrastructure to the existing mining areas and construction of the conveyor loadout station, rock breakers and loading pocket were also completed during the quarter. These projects are expected to significantly improve underground material handling going forward

•	The upgrade of the ventilation system progressed as planned. In the first quarter of 2023, one of the two 3,000 horsepower fans was commissioned and the second fan is expected to be commissioned in the second quarter of 2023

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Exploration Highlights

•	Exploration drilling at Macassa during the first quarter of 2023 was highlighted by hole 58-794 in the SMC East Zone, which intersected 26.6 g/t gold over 1.9 metres at 1,695 metres depth approximately 55 metres east of current mineral resources and hole 53-4699, which intersected 14.6 g/t gold over 1.9 metres at 2,039 metres depth in the Lower Main Break Zone approximately 500 metres east of the current Lower Main Break mineral resource

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank complex (which includes the Amaruq satellite deposit), together with the Hope Bay project and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

Meliadine Mine – Record Mill Availability Drives Second Consecutive Quarter of Record Mill Throughput

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 98,222-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	476	432
Tonnes of ore milled per day	5,300	4,800
Gold grade (g/t)	6.12	6.03
Gold production (ounces)	90,467	80,704
Production costs per tonne (C$)	$228	$230
Minesite costs per tonne (C$)	$239	$241
Production costs per ounce of gold produced ($ per ounce)	$897	$975
Total cash costs per ounce of gold produced ($ per ounce)	$937	$1,002

Gold production in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher mill throughput levels resulting from higher tonnes mined from the open pit.

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Production costs per tonne in the first quarter of 2023 decreased slightly when compared to the prior-year period due a higher mining rate resulting in a favourable stockpile inventory adjustment and higher deferred stripping expense, partially offset by higher costs associated with additional volumes mined from the open pit and higher maintenance costs relating to cost pressures on workforce and transportation. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period as a result of the weaker Canadian dollar relative to the U.S. dollar and higher gold grades.

Minesite costs per tonne in the first quarter of 2023 decreased slightly when compared to the prior-year period primarily due to the same reasons that resulted in lower production costs per tonne. Total cash costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to the same reasons that resulted in the lower production costs per ounce.

Operational Highlights

•	Despite extreme cold weather impeding outdoor activities for several days in the first quarter of 2023, Meliadine exceeded its targets with regards to ore hauling and total material moved from the open pit as a result of the accelerated mining sequence in the quarter

•	In the underground mine, Meliadine achieved good performance in lateral development. A milestone was achieved in the first quarter with modifications made to ramp #1, which will allow for better maneuverability and for payloads to be increased when hauling from this ramp, allowing for more operational flexibility

•	Meliadine achieved record quarterly mill throughput in the first quarter of 2023 as a result of record mill availability. However, lower than planned gold grades from underground stopes on the edges of the mineralized zones with higher complexity resulted in slightly lower than forecast gold production

•	Meliadine received certification under the International Cyanide Management Code for cyanide transportation during the first quarter of 2023.

Project Highlights

•	The Phase 2 mill expansion is expected to be completed in mid-2024 and the processing rate ramp-up is expected to increase throughput to achieve 6,000 tpd by year-end 2024. Cold weather affected productivity with minor delays in the outdoor construction of the carbon-in-leach and filter press building. Construction activities continued to progress on the power plant, secondary grinding building and the second underground mine air intake

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•	Terms of Reference were completed between parties from the Terrestrial Advisory Group, allowing the start of construction for the future waterline

Exploration Highlights

•	Exploration drilling during the first quarter at Meliadine totaled 74 holes (18,480 metres) and targeted the vertical extensions of mineralized zones in the central part of the Tiriganiaq and Wesmeg deposits. The drilling was carried out from both surface and the new exploration ramp that provides a platform at approximately 460 metres depth and extends deeper towards the west. The ramp permits the efficient testing of the deposit along the plunge of the ore body below 700 metres depth, which has been the lower limit of surface drilling at Tiriganiaq historically

•	At Tiriganiaq, a recent intercept in hole ML425-9740-D5 yielded 17.2 g/t gold over 4.9 metres at 770 metres depth and drill hole ML425-9740-D36 yielded 7.5 g/t gold over 8.0 metres at 893 metres depth, which represents the deepest intercept to date on the property

•	At Wesmeg, drilling in the eastern part of the deposit continues to return wide, high-grade intersections, with recent highlights including 8.9 g/t gold over 7.0 metres at 532 metres depth in hole ML400-10200-D10

•	The recent gold mineralized intersections drilled at the Tiriganiaq and Wesmeg deposits are up to approximately 250 metres and 100 metres, respectively, below the current mineral resource envelope and the Company anticipates they will have a positive impact on the mineral resource update at year-end

•	Recent results in the eastern and vertical extensions of both the Tiriganiaq and Wesmeg deposits suggest that the exploration ramp should be extended towards these areas of mineralization that present good potential for the addition of mineral resources with further exploration drilling

•	Selected recent exploration drill intercepts from the Tiriganiaq and Wesmeg deposits at the Meliadine property are set out in a table in the Appendix and in the plan map and composite longitudinal section below

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[Meliadine Mine – Plan Map & Composite Longitudinal Section]

Meadowbank Complex – Solid Gold Production From Higher Open Pit Grades and Contribution from Amaruq Underground

The 100% owned Meadowbank complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the infrastructure at the Meadowbank minesite as well as additional infrastructure built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	983	892
Tonnes of ore milled per day	10,922	9,911
Gold grade (g/t)	3.91	2.26
Gold production (ounces)	111,110	59,765
Production costs per tonne (C$)	$176	$137
Minesite costs per tonne (C$)	$174	$156
Production costs per ounce of gold produced ($ per ounce)	$1,170	$1,618
Total cash costs per ounce of gold produced ($ per ounce)	$1,134	$1,811

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Gold production in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher gold grades from the Whale Tail and IVR open pits and Amaruq underground and higher mill throughput from the addition of underground mining.

Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to the start of underground mining at Amaruq, the timing of inventory sales and higher fuel costs from higher fuel prices and higher consumption, partially offset by favourable deferred stripping and inventory adjustments. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to higher gold grades and the weaker Canadian dollar relative to the U.S. dollar, partially offset by the timing of inventory sales and the reasons set out above that resulted in higher production costs per tonne.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to the start of underground mining at Amaruq underground and higher mining and milling costs related to higher fuel and consumables costs, partially offset by favourable deferred stripping and inventory adjustments. Total cash costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to higher gold grades and the weaker Canadian dollar relative to the U.S. dollar, partially offset by the reasons set out above that resulted in higher minesite costs per tonne.

Operational Highlights

•	In the first quarter of 2023, Meadowbank recorded its best global combined injury frequency rate since 2016

•	Mill throughput was lower than planned for the quarter resulting from lower than planned availability of the SAG mill. The team continues to advance optimization efforts in the process plant, with an upward trend in the utilization of the high pressure grinding rolls and with a tenth leach tank commissioned in February with positive initial results

•	Underground development also continues to ramp up and, while lower than planned for the first quarter of 2023, the team achieved record performance in March with 420 metres of advance

•	The Company is currently performing upgrades to the recently commissioned cemented rockfill plant to improve productivity and reliability. A temporary mobile system continues to be used during the upgrades, with the cemented rockfill plant expected to restart midway through the second quarter of 2023

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Exploration Highlights

•	Drilling at Amaruq continued during the first quarter of 2023 at the Whale Tail deposit with two objectives: to assess the potential to integrate additional underground stopes in the south western and north eastern portions of the Whale Tail deposit to extend mine life; and to assess the potential to eventually push back the Whale Tail pit to the southwest and further extend the life of the open pit operations

•	Recent highlights from the drilling of underground targets include: hole AMQ22-2881, which intersected 7.6 g/t gold over 4.2 metres at 177 metres depth outside the current mineral reserves in the southwestern extension of the Whale Tail deposit; hole AMQ22-2919, which intersected 12.2 g/t gold over 2.5 metres at 453 metres depth outside the current mineral reserves in the northeastern depth extension of the Whale Tail deposit; and 5.5 g/t gold over 9.0 metres at 485 metres depth in hole AMQ-350-006 approximately 100 metres beneath current mineral reserves, suggesting the potential for further extension of underground operations

•	Highlights from the shallow drilling approximately 150 to 300 metres southwest of the current Whale Tail pit outline include: 5.1 g/t gold over 11.2 metres at 90 metres depth in hole AMQ22-2911; and 3.8 g/t gold over 10.0 metres at 157 metres depth in hole AMQ22-2895

Hope Bay Project – Drilling Activities Continued in the First Quarter of 2023; Larger Production Scenarios Continue to be Evaluated

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay project was acquired in February 2021. The Company owns 100% of the 191,342-hectare property, which includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay project was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine in order to dedicate the infrastructure of the Hope Bay site to exploration activities. In conjunction with the exploration activities, the Company continues to evaluate the potential for a larger production scenario (targeting 350,000 to 400,000 ounces of gold per year).

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An update on exploration carried out in the fourth quarter of 2022 is set out under the caption "Update on Key Value Drivers and Project Pipeline" above.

AUSTRALIA

Agnico Eagle acquired the Fosterville mine on February 8, 2022 as a result of the Merger. Fosterville is a 100% owned, high-grade underground gold mine, located 20 kilometres from the city of Bendigo, and is the largest gold mine in the state of Victoria, Australia. The operation features low-cost gold production, as well as extensive in-mine and district scale exploration potential.

Fosterville – Four Millionth Gold Ounce Poured and Solid Production in the First Quarter of 2023

Gold production at the Fosterville mine commenced in 1991 from shallow oxide open pits and heap-leaching operations and was suspended in 2001 subsequent to the depletion of oxide ore. In 2005, gold production restarted as an open pit, sulphide mining operation, with mining activities transitioning to underground. Based on exploration success, in particular the discovery of the high grade Eagle and Swan mineralized zones, the Fosterville mine output increased rapidly year over year from 2016 to 2020. The deposit remains open at depth in the Harrier, Lower Phoenix and Robbins Hill areas.

Fosterville Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	148	91
Tonnes of ore milled per day	1,644	1,758
Gold grade (g/t)	18.55	28.13
Gold production (ounces)	86,558	81,827
Production costs per tonne (A$)	$367	$1,283
Minesite costs per tonne (A$)	$343	$367
Production costs per ounce of gold produced ($ per ounce)	$423	$1,075
Total cash costs per ounce of gold produced ($ per ounce)	$396	$309

*For the Three Months Ended March 31, 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

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Gold production in the first quarter of 2023 increased when compared to the prior-year period reflecting a full quarter of production in 2023 as opposed to the 51 days in 2022 following the Merger, partially offset by lower gold grades and lower mill throughput.

Production costs per tonne in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the purchase price allocation to inventory which required it to be realized at fair value in the first quarter of 2022 and the timing of inventory adjustments. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period for the same reasons that resulted in lower production costs per tonne, partially offset by lower gold grades.

Minesite costs per tonne in the first quarter of 2023 decreased when compared to the prior-year period primarily due to the timing of inventory adjustments. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to lower gold grades.

Operational Highlights

•	In March 2023, Fosterville achieved a production milestone pouring its four millionth ounce of gold since the beginning of the sulphide project in 2005

•	Production continues to be affected by primary ventilation operating restrictions related to low frequency noise constraints. The Company continued to adjust the mining sequence to partially offset production impacts and was able to deliver a solid production quarter despite the restrictions

•	Abatement works for the low frequency noise were completed in the first quarter of 2023 and an eight week trial of various fan speeds was conducted in conjunction with the State of Victoria Environmental Protection Authority ("EPA"). The Company believes the results were promising and they are now being considered by the EPA with respect to the current prohibition notice

•	In the first quarter of 2023, the Fosterville mine rescue team provided emergency response to a neighbouring mine

Project Highlights

•	In the first quarter of 2023, work continued on the raise of the flotation tailings storage facility which is now more than 90% complete. The raise is expected to provide an additional 17 months of tailings storage capacity and be completed in the second quarter of 2023

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Exploration Highlights

•	Exploration drilling resumed at the end of the first quarter of 2023 in the Lower Phoenix/Swan zone at the Fosterville mine following the 3912 Drill Drive extension in mid-March. The drilling is also targeting the Cardinal structure in the hanging wall of the Swan Zone, with results pending

•	Infill drilling in the first quarter into the Cygnet Zone, parallel to the Swan Zone, yielded highlights of 9.8 g/t gold over 1.9 metres at 1,478 metres depth in hole UDH4553 and 16.6 g/t gold over 1.8 metres at 1,377 metres depth in hole UDH4646

•	At Robbins Hill, exploration drilling into the Curie Fault Zone yielded good results up to 100 metres outside of the current mineral resources, including a highlight of 13.2 g/t gold over 4.2 metres at 779 metres depth in hole UDH4479

•	Further investigation during the first quarter of the newly discovered Wu splay structure in the hanging wall of Curie Fault yielded a highlight of 8.1 g/t over 7.0 metres at 938 metres depth in the middle of the structure, which has been traced over approximately 300 metres in length

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe. An underground shaft is expected to be commissioned in the first half of 2023. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Achieves Second Highest Quarterly Gold Production; Expansion Projects Progressing Well in Commissioning Phase

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

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Kittila Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore milled (thousands of tonnes)	496	461
Tonnes of ore milled per day	5,511	5,122
Gold grade (g/t)	4.73	3.6
Gold production (ounces)	63,692	45,508
Production costs per tonne (EUR)	€98	€95
Minesite costs per tonne (EUR)	€98	€90
Production costs per ounce of gold produced ($ per ounce)	$837	$1,087
Total cash costs per ounce of gold produced ($ per ounce)	$806	$1,039

Gold production in the first quarter of 2023 increased when compared to the prior-year period as a result of higher gold grades and higher mill throughput. Gold grades were significantly lower in the first quarter of 2022 as a result of delays in reaching higher grade stopes in the Roura Zone due to unfavourable ground conditions.

Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher mill costs resulting from higher unit costs for electricity and reagents, partially offset by the timing of unsold inventory. Production costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to higher gold grades and the timing of unsold inventory, partially offset by the reasons that resulted in higher production costs per tonne.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher mill costs resulting from higher unit costs for electricity and reagents. Total cash costs per ounce in the first quarter of 2023 decreased when compared to the prior-year period due to higher gold grades and a weaker Euro against the U.S. dollar, partially offset by the reasons that resulted in higher minesite costs per tonne.

Operational Highlights

•	In the first quarter of 2023, Kittila achieved its second highest quarterly gold production supported by higher than expected gold grades, record quarterly underground production and good mill throughput

•	In the first quarter of 2023, electricity spot prices continued to remain almost double the typical electricity price despite the commissioning of a nuclear power plant in Finland during the quarter. The long-term impact of the new nuclear power plant on the Company's electricity expenses is unknown. In general, inflation in Finland continues to remain more challenging than in the Company's other operating regions

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•	At the end of the first quarter of 2023, the Company signed an agreement for clean electricity which ensures that 100% of the electricity consumed at the minesite is produced by wind or nuclear power. At an approximate additional annual cost of less than 150,000 Euros, Kittila is taking a step towards reducing greenhouse gas emissions and combating climate change

•	The Company expects to host the Supreme Administrative Court of Finland (the "SAC") for a site visit in the second quarter of 2023 as part of the review of the permit limitation (described below). The Company expects a final decision from the SAC in the second half of 2023. Until then, the Company continues to rely on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC

Project Highlights

•	Initial rock hoisting from the shaft commenced at the end of the first quarter of 2023. The focus for the second quarter will be on ramping up the hoist capacity with performance test trials and the service hoist commissioning. The shaft project is expected to be completed in the third quarter of 2023

•	The nitrogen removal plant was commissioned in the first quarter of 2023 and is performing well. Total nitrogen reduction is close to 80% and ahead of expectations and the team will now focus on process optimization

•	The main underground level is progressing well, with civil works and installations advancing according to plan. The final work and handover to the operational team is underway, with the project expected to be completed by the end of the second quarter of 2023

Exploration Highlights

•	Exploration drilling during the first quarter of 2023 at Kittila totaled 32 holes (8,962 metres) and targeted the northern and southern portions of the deposit at approximately 1.0 kilometre depth, including areas to the north beyond the current mineral resources. Conversion drilling during the first quarter at Kittila totaled 12 holes (4,038 metres) and targeted the Main and Sisar zones in the Suuri, Roura and Rimpi areas

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•	To the north, highlights in the Main Zone include exploration hole RIE23-604, which intersected 5.0 g/t gold over 9.2 metres at 1,141 metres depth and conversion hole VUG22-534, which intersected 4.2 g/t gold over 8.3 metres at 1,145 metres depth, with the two intercepts extending the Main Zone by approximately 130 metres down-plunge and further north in the Rimpi area. Approximately 500 metres to the south, exploration hole RIE22-609 intersected 5.0 g/t gold over 4.9 metres at 1,199 metres depth, extending the Sisar Zone mineralization down-plunge in the Rimpi area

•	To the south, exploration hole SUU22-622 intersected 5.6 g/t gold over 6.4 metres at 1,023 metres depth, confirming gold mineralization in the southern portion of the Sisar Zone within the Suuri area and demonstrating the good potential for further exploration success at shallow depths in the Suuri area

•	Selected recent drill results from Kittila are set out in the table in the Appendix and in the composite longitudinal section below

[Kittila Mine – Composite Longitudinal Section]

Permitting

•	In 2020, the Regional State Administrative Agency of Northern Finland granted the mine's owner, Agnico Eagle Finland Oy ("Agnico Finland"), environmental and water permits that allowed Agnico Finland to enlarge the second carbon-in-leach ("CIL2") tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022, with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland

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•	In August 2022, the Company appealed the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland (the "SAC") and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland's appeal

•	On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission level permits in 2022, ensuring the Company's environmental compliance with regards to nitrogen emissions. However, the SAC interim decision did not uphold the expansion of the mine to 2.0 Mtpa and the Vaasa Administrative Court decision is valid until a final decision is issued by the SAC

•	The Company expects to host the SAC for a site visit in the second quarter of 2023 as part of the review of the permit limitation. The Company expects a final decision from the SAC in the second half of 2023. Until then, the Company continues to rely on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC

•	If the SAC does not reinstate Agnico Finland's right to operate at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher

MEXICO

Agnico Eagle's Mexican operations have been a solid source of precious metals production (gold and silver) with strong free cash flow generation since 2009.

Pinos Altos – Production and Development In Line With Plan; Exploration Testing the Area Between the Santo Nino and Oberon de Weber Deposits

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

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Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore processed (thousands of tonnes)	364	384
Tonnes of ore processed per day	4,044	4,267
Gold grade (g/t)	2.16	2.14
Gold production (ounces)	24,134	25,170
Production costs per tonne	$90	$85
Minesite costs per tonne	$90	$87
Production costs per ounce of gold produced ($ per ounce)	$1,364	$1,293
Total cash costs per ounce of gold produced ($ per ounce)	$1,116	$1,078

Gold production in the first quarter of 2023 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower underground productivity related to lower stope availability at the Santo Niño and Cerro Colorado zones.

Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher mining and milling costs, partially offset by higher deferred stripping and a favourable stockpile adjustment. Production costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to the reasons set out above for the increase in production costs per tonne described above.

Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to the same reasons for the increase in the production costs per tonne. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to the reasons set out for the higher production costs per tonne above and lower by-product revenues from lower silver sales, partially offset by higher gold grades.

Operational Highlights

•	In the third quarter of 2022, the company modified the mining sequence and rate to reflect current conditions and developed a plan to enhance mining recovery and minimize dilution. These measures led to an improvement in development and production rates throughout the fourth quarter of 2022 and first quarter of 2023, resulting in the underground mine exceeding targets for ore, waste and development metres during the first quarter of 2023

•	In the Reyna de Plata open pit, both ore production and gold grades exceeded targets in the first quarter of 2023

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Project Highlights

•	In the fourth quarter of 2022, pre-construction activities at the Cubiro deposit were paused. Additional exploration and definition drilling is planned for 2023 to better define the high grade ore shoot for future production and optimize the mine design and sequence. Initial production is expected in the second half of 2024. Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

Exploration Highlights

•	In addition to the resumption of exploration drilling at Cubiro, the exploration program at Pinos Altos in 2023 is focused on testing the area between the Santo Nino and Oberon de Weber deposits as well as the depth potential of the Cerro Colorado and Reyna East deposits and other targets on the property

La India – Production in Line With Targets in the First Quarter of 2023; Work Underway to Reduce Cyanide Consumption and Improve Leach Kinetics

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Tonnes of ore processed (thousands of tonnes)	660	1,563
Tonnes of ore processed per day	7,333	17,367
Gold grade (g/t)	0.68	0.57
Gold production (ounces)	16,321	21,702
Production costs per tonne	$30	$11
Minesite costs per tonne	$33	$12
Production costs per ounce of gold produced ($ per ounce)	$1,231	$817
Total cash costs per ounce of gold produced ($ per ounce)	$1,308	$820

Gold production in the first quarter of 2023 decreased when compared to the prior-year period as a result of fewer tonnes placed on the heap leach, partially offset by higher recovery.

Production costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to higher heap leach production costs resulting from fewer tonnes placed on the heap leach and higher open pit production costs resulting from a higher strip ratio with the transition from the Main pit to the El Realito pit. Production costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to the same reasons outlined above, partially offset by higher gold grades.

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Minesite costs per tonne in the first quarter of 2023 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first quarter of 2023 increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.

Operational Highlights

•	The first quarter of 2023 saw good production rates in both ore and waste tonnes, with grades higher than target

•	Changes are underway to the heap leach bench heights in order to reduce cyanide consumption and potentially improve leach kinetics

•	Open pit mining and crusher operations are expected to be concluded in the fourth quarter of 2023

Exploration Highlights

•	Investigation for additional sulphide mineralization is ongoing with a plan to drill approximately 4,000 metres in 2023 at the Chipriona polymetallic sulphide deposit to test potential lateral extensions and parallel structures at open pit depths

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "net debt", "adjusted net income", "adjusted net income per share", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced also referred to as "total cash cost per ounce" is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with the Merger to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with retrospective adjustments from the application of the IAS 16 amendments (which, among other things, clarified that pre-commercial revenues and production costs could not be recognized in the cost of property, plant and equipment, but must be recognized as income) and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as "other adjustments" and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to the Merger and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also do not include depreciation or amortization.

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Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this press release, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

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In this press release, unless otherwise indicated, all-in sustaining costs per ounce of gold produced is reported on a by-product basis. All-in sustaining costs per ounce of gold produced (also referred to as "all-in sustaining costs per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

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Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets, self-insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

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Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

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Forward-Looking Statements

The information in this news release has been prepared as at April 27, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "target", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the potential for additional gold production at Kittila, Fosterville, the AK deposit and Upper Beaver; statements relating to the expected outcomes and benefits of the Merger and the Yamana Transaction, including synergies arising therefrom and their expected quantum and timing; statements relating to the expected benefits of the San Nicolás transaction; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Detour, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay project; statements about the Company's plans at the Wasamac project; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding operations at and expansion of the Kitilla mine following the decision of the Finish courts and administrative bodies; statements regarding future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding the Company's plans with respect to hedging and the effectiveness of its hedging strategies; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility and the draw down on its Term Credit Facility; statements regarding the NCIB and the anticipated renewal thereof; statements regarding future dividend amounts and payment dates; statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof; and statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the environmental and water permits granted for the Kittila mine are restored by the SAC in its final decision and the decisions of the Finish courts and administrative bodies have no material impact on the Kittila mine's operations; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved; the ability to realize synergies from the Merger and Yamana Transaction and cost savings at the times, and to the extent, anticipated; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the ability to realize the anticipated benefits of the Merger or implementing the business plan for Agnico Eagle following the Merger, including as a result of a delay or difficulty in integrating the businesses of the companies involved; the ability to realize the anticipated benefits of the Yamana Transaction; the ability to realize the anticipated benefits of the San Nicolás transaction; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

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Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation[1]
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,300	$18	$3.00	$1.00

1 Exceptions: US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,250 per ounce of gold used for Akasaba West; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver

	Metal Price for Mineral Resource Estimation[5]
Mines / Projects	Gold (US$/oz)		Silver (US$/oz)		Copper (US$/lb)	Zinc (US$/lb)
Operating mines held by Kirkland Lake Gold before the Merger[1]	$1,500		-		-	-
Operating mines held by Agnico Eagle Mines before the Merger[2]	$1,625		$22.50		$3.75	$1.25
Pipeline projects	$1,688	[3]	$25.00	[4]	$3.75	$1.25

1 Detour, Macassa, Fosterville, Northern Territory

2 LaRonde, LZ5, Goldex, Amaruq, Meliadine, Kittila, La India, Pinos Altos

3 Hope Bay, Anoki-McBean, Hammond Reef, Chipriona, Tarachi, Santa Gertrudis

4 Chipriona, Santa Gertrudis

5 Exceptions: US$1,667 per ounce of gold used for Canadian Malartic, Odyssey, Akasaba West, Upper Canada, El Barqueno Gold; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius. US$22.67 per ounce of silver El Barqueno Silver

Exchange rates[1]
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00		US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

1 Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada and Holt complex, Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2020 to December 31, 2022) of approximately $1,790 per ounce and $22.48 per ounce, respectively.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral reserves.

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The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters follow the method accepted by the SEC by setting the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

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A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

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Additional Information

Additional information about each of the Company's material mineral projects as at March 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – Recent selected exploration drill results from LaRonde complex, Goldex, Wasamac, Detour Lake, Macassa, Meliadine, Amaruq, Hope Bay, Fosterville and Kittila

LZ5 mine at LaRonde complex

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
BZ-2022-028	986.3	1,001.7	840	10.1	3.7	3.7
BZ-2022-032	844.7	885.0	671	30.0	3.0	3.0

*Results from LZ5 mine use a capping factor of 30 g/t gold.

South Zone and W Zone at Goldex

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD128-083	South Zone - Sector 3	133.0	145.5	1,267	10.5	4.7	4.7
GD128-086	South Zone - Sector 3	97.5	107.0	1,233	5.3	4.1	4.1
and	South Zone - Sector 3	123.0	133.0	1,225	5.5	4.4	4.4
GD128-109	South Zone - Sector 3	75.0	91.0	1,274	12.0	6.0	6.0
GD128-111	South Zone - Sector 3	77.8	98.0	1,246	15.5	13.9	9.8
GD27-053	W Zone	426.0	475.5	480	35.0	1.8	1.8

*Results from South Zone and W Zone at Goldex mine use capping factors of 60 g/t and 50 g/t gold, respectively.

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Wasamac

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
WS22-589	517.5	577.1	463	54.1	5.1	4.7

*Results from Wasamac project use a capping factor of 30 g/t gold.

Macassa and AK deposit

Deposit / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
Macassa - SMC East	58-794	220.4	222.4	1,695	1.9	54.4	26.6
Macassa - Lower Main Break	53-4699	566.0	568.5	2,039	1.9	14.6	14.6
AK deposit	KLAK-169	117.1	126.2	295	5.3	15.0	14.7
AK deposit	KLAK-171	105.5	111.9	264	4.9	13.0	13.0

*Results from Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

West Pit and West Pit Extension zones at Detour Lake

Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
West Pit Extension	DLM22-577	940.0	964.0	752	22.4	2.3
	and	983.0	992.0	777	8.4	14.1
West Pit Extension	DLM22-579	928.2	1,006.0	824	68.7	0.9
	and	1,022.0	1,034.0	872	10.7	2.8
West Pit Extension	DLM22-580	751.0	775.2	660	21.3	4.2
West Pit	DLM23-593W	398.0	414.0	306	15.1	3.5
	and	479.2	493.0	361	13.1	3.0
	and	684.0	700.3	495	15.8	2.5
West Pit	DLM23-599	520.0	585.0	475	57.0	1.7
	and	632.0	661.0	550	25.6	4.8
West Pit	DLM23-601	370.6	387.8	311	15.4	4.6
	and	482.9	494.0	395	10.1	2.8
West Pit	DLM23-603	313.0	332.7	271	17.3	3.7
	and	371.0	382.0	314	9.7	3.0
	and	488.0	508.0	410	18.0	3.0
West Pit	DLM23-616	599.0	625.2	439	25.3	2.9
	and	656.0	677.0	474	20.3	3.2
West Pit	DLM23-617	349.0	384.0	309	30.4	2.9
West Pit	DLM23-631	345.2	374.7	294	26.3	3.0
	and	561.8	593.1	450	27.5	2.6
	including	582.8	588.3	468	5.0	10.7
West Pit	DLM23-641	527.0	559.0	424	29.6	6.7
	including	547.0	559.0	431	11.1	16.2

*Results from Detour Lake mine are uncapped.

58

Tiriganiaq and Wesmeg deposits at Meliadine

Drill hole	Zone / Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ML425-9740-D5	Tiriganiaq - 1015	371.1	377.2	770	4.9	17.2	17.2
ML425-9740-D36	Tiriganiaq - 1015	465.4	476.0	893	8.0	7.9	7.5
ML400-10200-D10	Wesmeg - 650	258.3	265.4	532	7.0	8.9	8.9

*Results from Meliadine mine use capping factors of 250 g/t gold for Tiriganiaq Lode 1000 and 40 g/t gold for iron formations at Wesmeg.

Whale Tail deposit at Amaruq mine at Meadowbank Complex

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ22-2881	239.8	244.4	177	4.2	7.6	7.6
AMQ22-2895	201.8	214	157	10	3.8	3.8
AMQ22-2911	99	112	90	11.2	5.1	5.1
AMQ22-2919	507.9	511.1	453	2.5	12.2	12.2
AMQ-350-006	160.4	175.5	485	9	6.8	5.5

*Results from Amaruq mine use capping factors ranging from 10 g/t to 100 g/t gold depending on the zone.

Doris and Madrid deposits at Hope Bay

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBBCO-23-153	Doris / BCO WL	205.0	213.3	422	6.4	24.0	15.0
incl		210.0	213.3	422	2.6	55.1	32.4
HBD23-071	Doris / BCO	731.5	737.3	607	4.8	17.1	17.1
HBM23-065	Madrid / Naartok East	430.0	434.3	336	3.7	6.8	6.8

*Results from Doris and Madrid deposits at Hope Bay use a capping factor of 50 g/t gold.

Fosterville

Drill hole	Zone / Structure	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
UDH4479	Curie	314.8	319.1	779	4.2	13.2
UDH4553	Cygnet	274.6	277.3	1,478	1.9	9.8
UDH4646	Cygnet	182.8	184.7	1,377	1.8	16.6
UDH4653	Wu	307.0	314.4	938	7.0	8.1

*Results from Fosterville mine are uncapped.

59

Main and Sisar zones at Kittila

Drill hole	Zone / Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE22-609	Sisar Central	333.0	339.0	1,199	4.9	5.0
RIE23-604	Main Rimpi	178.7	193.0	1,141	9.2	5.0
SUU22-622	Sisar Top	299.0	306.0	1,023	6.4	5.6
VUG22-534	Main Rimpi	161.8	174.0	1,145	8.3	4.2

*Results from Kittila mine are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LaRonde Complex
BZ-2022-028	686854	5346929	310	27	-67	1,119
BZ-2022-032	686854	5346929	310	18	-61	1,006
Goldex
GD128-083	287085	5330366	-958	73	-2	210
GD128-086	287085	5330366	-957	76	16	204
GD128-109	287081	5330368	-958	342	-8	150
GD128-111	287080	5330368	-957	326	9	156
GD27-053	286120	5330643	74	315	-33	770
Wasamac
WS22-589	633813	5342115	295	174	-59	693
Detour Lake
DLM-22-577	587520	5541955	287	178	-60	1,041
DLM-22-579	587038	5541988	305	176	-65	1,251
DLM-22-580	587248	5541959	299	177	-69	1,299
DLM-23-593W	589266	5541647	283	181	-54	756
DLM-23-599	589311	5541438	284	181	-63	671
DLM-23-601	587784	5541797	286	181	-60	625
DLM-23-603	587743	5541810	286	180	-60	849
DLM-23-616	589267	5541626	283	180	-52	695
DLM-23-617	587723	5541789	286	176	-60	651
DLM-23-631	587764	5541783	285	178	-58	603
DLM-23-641	588168	5541559	288	178	-56	657
Macassa and AK
58-794	569793	5332065	-1,499	158	38	259
53-4699	570496	5332202	-1,257	306	-49	640
KLAK-169	569769	5331267	108	181	-35	165
KLAK-171	569768	5331267	109	196	-20	129
Meliadine
ML425-9740-D5	539732	6988907	-394	140	-59	385
ML425-9740-D36	539732	6988907	-394	120	-72	500
ML400-10200-D10	540223	6988459	-318	169	-38	352
Amaruq
AMQ22-2881	606153	7255311	157	134	-46	285
AMQ22-2895	606170	7255298	155	155	-49	282
AMQ22-2911	606025	7255091	158	144	-60	158
AMQ22-2919	607416	7255657	162	327	-71	699
AMQ-350-006	606993	7255569	179	329	-67	263
Hope Bay
HBBCO-23-153	433490	7559620	-406.0	112	10	417
HBD23-071	433113	7558515	33.5	73	-61	1,068
HBM23-065	433150	7551205	67.2	90	-59	572
Fosterville
UDH4479	2,988	11,907	4579	89	-43	342
UDH4553	1,489	6,156	3904	26	-56	287
UDH4646	1,442	6,378	3840	85	-20	210
UDH4653	2,890	12,222	4503	101	-69	326
Kittila
RIE22-609	2558700	7538860	-891	72	-15	450
RIE23-604	2558675	7539402	-842	54	-25	277
SUU22-622	2558642	7536827	-849	108	9	343
VUG22-534	2558678	7539400	-842	73	-29	264

*Coordinate Systems: NAD 83 UTM Zone 17N for LaRonde; NAD 1983 UTM Zone 18N for Goldex; NAD 1983 UTM Zone 17N for Wasamac, Detour Lake, Macassa and AK; NAD 1983 UTM Zone 14N for Meliadine and Meadowbank; NAD 1983 UTM Zone 13N for Hope Bay; Mine grid including elevation for Fosterville, which is located in MGA94 Zone 55; Finnish Coordinate System KKJ Zone 2 for Kittila.

60

APPENDIX – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2023	2022(i)
Operating margin(ii):
Revenues from mining operations	$1,509,661	$1,325,688
Production costs	653,144	661,735
Total operating margin(ii)	856,517	663,953
Operating margin(ii) by mine:
Quebec
LaRonde mine	62,513	103,564
LaRonde Zone 5 mine	7,298	16,656
Canadian Malartic complex(iii)	80,783	79,302
Goldex mine	40,228	37,118
Ontario
Detour Lake mine	192,573	128,058
Macassa mine	79,900	24,155
Nunavut
Meliadine mine	88,340	84,279
Meadowbank complex	79,809	(5,198)
Hope Bay project	—	144
Australia
Fosterville mine	132,702	106,856
Europe
Kittila mine	62,724	46,111
Mexico
Pinos Altos mine	18,526	19,431
Creston Mascota mine	—	1,177
La India mine	11,121	22,300
Total operating margin(ii)	856,517	663,953
Amortization of property, plant and mine development	303,959	255,644
Revaluation gain(iv)	(1,543,414)	—
Exploration, corporate and other	150,473	228,638
Income before income and mining taxes	1,945,499	179,671
Income and mining taxes expense	128,608	60,595
Net income for the period	$1,816,891	$119,076
Net income per share — basic	$3.87	$0.31
Net income per share — diluted	$3.86	$0.31

Cash flows:
Cash provided by operating activities	$649,613	$507,432
Cash used in investing activities	$(1,398,745)	$535,652
Cash used in financing activities	$836,433	$(167,858)

Realized prices:
Gold (per ounce)	$1,892	$1,880
Silver (per ounce)	$22.95	$24.11
Zinc (per tonne)	$3,169	$3,480
Copper (per tonne)	$10,113	$10,243

61

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2023	2022
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	59,533	87,549
LaRonde Zone 5 mine	20,074	17,488
Canadian Malartic complex(iii)	80,685	80,509
Goldex mine	34,023	34,445
Ontario
Detour Lake mine	161,857	100,443
Macassa mine	64,115	24,488
Nunavut
Meliadine mine	90,467	80,704
Meadowbank complex	111,110	59,765
Australia
Fosterville mine	86,558	81,827
Europe
Kittila mine	63,692	45,508
Mexico
Pinos Altos mine	24,134	25,170
Creston Mascota mine	244	1,006
La India mine	16,321	21,702
Total gold (ounces):	812,813	660,604

Silver (thousands of ounces):
Quebec
LaRonde mine	139	153
LaRonde Zone 5 mine	6	2
Canadian Malartic complex(iii)	53	74
Goldex mine	1	1
Ontario
Detour Lake mine	26	50
Macassa mine	6	3
Nunavut
Meliadine mine	8	9
Meadowbank complex	34	18
Australia
Fosterville mine	6	8
Europe
Kittila mine	3	3
Mexico
Pinos Altos mine	248	256
Creston Mascota mine	1	4
La India mine	14	28
Total silver (thousands of ounces):	545	609

Zinc (tonnes)	2,287	1,069
Copper (tonnes)	530	769

62

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2023	2022
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	48,162	70,967
LaRonde Zone 5 mine	15,461	17,595
Canadian Malartic complex(iii)	71,809	72,268
Goldex mine	35,917	33,884
Ontario
Detour Lake mine	163,294	131,837
Macassa mine	62,928	29,530
Nunavut
Meliadine mine	89,586	87,772
Meadowbank complex	110,025	48,755
Hope Bay mine	—	98
Australia
Fosterville mine	89,000	101,950
Europe
Kittila mine	60,720	51,615
Mexico
Pinos Altos mine	24,236	24,787
Creston Mascota mine	—	855
La India mine	16,420	21,009
Total gold (ounces):	787,558	692,922

Silver (thousands of ounces):
Quebec
LaRonde mine	140	160
LaRonde Zone 5 mine	6	4
Canadian Malartic complex(iii)	50	79
Goldex mine	1	1
Ontario
Detour Lake mine	30	50
Macassa mine	9	3
Nunavut
Meliadine mine	9	9
Meadowbank complex	36	12
Australia
Fosterville mine	7	8
Europe
Kittila mine	3	4
Mexico
Pinos Altos mine	247	249
Creston Mascota mine	—	7
La India mine	14	26
Total silver (thousands of ounces):	552	612

Zinc (tonnes)	2,131	1,034
Copper (tonnes)	568	766

63

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
Quebec
LaRonde mine	$1,136	$674
LaRonde Zone 5 mine	1,168	979
Canadian Malartic complex(iii)	808	813
Goldex mine	810	777
Ontario
Detour Lake mine	775	612
Macassa mine	607	790
Nunavut
Meliadine mine	940	1,005
Meadowbank complex	1,141	1,815
Australia
Fosterville mine	398	311
Europe
Kittila mine	807	1,041
Mexico
Pinos Altos mine	1,347	1,327
Creston Mascota mine	—	542
La India mine	1,328	852
Weighted average total cash costs per ounce of gold produced	$861	$854

Total cash costs per ounce of gold produced — by-product basis(vii):
Quebec
LaRonde mine	$892	$478
LaRonde Zone 5 mine	1,154	973
Canadian Malartic complex(iii)	794	792
Goldex mine	810	777
Ontario
Detour Lake mine	771	600
Macassa mine	604	787
Nunavut
Meliadine mine	937	1,002
Meadowbank complex	1,134	1,811
Australia
Fosterville mine	396	309
Europe
Kittila mine	806	1,039
Mexico
Pinos Altos mine	1,116	1,078
Creston Mascota mine	—	407
La India mine	1,308	820
Weighted average total cash costs per ounce of gold produced	$832	$811

Notes:
(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.
(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin and Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Operating Margin to Net Income for a reconciliation of this measure to the recent IFRS measure.

(iii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.
(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.
(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
(vi) The Canadian Malartic complex's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.
(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

64

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at March 31, 2023	As at December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$744,645	$658,625
Trade receivables	7,212	8,579
Inventories	1,238,640	1,209,075
Income taxes recoverable	42,090	35,054
Fair value of derivative financial instruments	9,140	8,774
Other current assets	265,809	259,952
Total current assets	2,307,536	2,180,059
Non-current assets:
Goodwill	3,774,892	2,044,123
Property, plant and mine development	22,486,340	18,459,400
Investments	351,235	332,742
Deferred income and mining tax asset	12,508	11,574
Other assets	713,905	466,910
Total assets	$29,646,416	$23,494,808

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$694,148	$672,503
Share based liabilities	13,496	15,148
Interest payable	20,507	16,496
Income taxes payable	26,135	4,187
Current portion of long-term debt	100,000	100,000
Reclamation provision	36,795	23,508
Lease obligations	42,644	36,466
Fair value of derivative financial instruments	62,591	78,114
Total current liabilities	996,316	946,422
Non-current liabilities:
Long-term debt	2,242,503	1,242,070
Reclamation provision	1,006,219	878,328
Lease obligations	128,381	114,876
Share based liabilities	7,650	17,277
Deferred income and mining tax liabilities	5,397,889	3,981,875
Other liabilities	81,417	72,615
Total liabilities	9,860,375	7,253,463

EQUITY
Common shares:
Outstanding — 494,280,588 common shares issued, less 733,157 shares held in trust	18,161,019	16,251,221
Stock options	200,161	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,429,346	(201,580)
Other reserves	(26,559)	(29,006)
Total equity	19,786,041	16,241,345
Total liabilities and equity	$29,646,416	$23,494,808

65

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
		Restated(i)
REVENUES
Revenues from mining operations	$1,509,661	$1,325,688

COSTS AND EXPENSES
Production(ii)	653,144	661,735
Exploration and corporate development	53,768	65,842
Amortization of property, plant and mine development	303,959	255,644
General and administrative	48,208	67,542
Finance costs	23,448	22,653
Gain on derivative financial instruments	(6,539)	(28,664)
Foreign currency translation loss	220	1,210
Care and maintenance	11,245	10,456
Revaluation gain(iii)	(1,543,414)	—
Other expenses	20,123	89,599
Income before income and mining taxes	1,945,499	179,671
Income and mining taxes expense	128,608	60,595
Net income for the period	$1,816,891	$119,076

Net income per share - basic	$3.87	$0.31
Net income per share - diluted	$3.86	$0.31

Weighted average number of common shares outstanding (in thousands):
Basic	468,968	384,708
Diluted	470,455	385,588

Notes:
(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Kirkland Merger.
(ii) Exclusive of amortization, which is shown separately.
(iii) Re-valuation gain on the 50% interest previously owned in the Canadian Malartic complex.

66

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2023(i)	2022
		Restated(ii)
OPERATING ACTIVITIES
Net income for the period	$1,816,891	$119,076
Add (deduct) adjusting items:
Amortization of property, plant and mine development	303,959	255,644
Revaluation gain(iii)	(1,543,414)	—
Deferred income and mining taxes	36,103	(4,877)
Unrealized gain on currency and commodity derivatives	(15,888)	(24,055)
Unrealized gain on warrants	(4,663)	(913)
Stock-based compensation	13,147	22,248
Foreign currency translation loss	220	1,210
Other	2,444	(2,321)
Changes in non-cash working capital balances:
Trade receivables	8,395	39,068
Income taxes	23,977	(39,870)
Inventories	2,068	178,152
Other current assets	10,995	(39,607)
Accounts payable and accrued liabilities	(7,269)	(7,644)
Interest payable	2,648	11,321
Cash provided by operating activities	649,613	507,432

INVESTING ACTIVITIES
Additions to property, plant and mine development	(384,934)	(293,151)
Yamana transaction, net of cash and cash equivalents	(1,000,617)	—
Cash and cash equivalents acquired in Kirkland acquisition	—	838,732
Proceeds from sale of property, plant and mine development	745	387
Net sales of short-term investments	379	3,127
Net proceeds from sale of equity securities	419	—
Purchases of equity securities and other investments	(14,737)	(13,443)
Cash (used in) provided by investing activities	(1,398,745)	535,652

FINANCING ACTIVITIES
Proceeds from Credit Facility	1,000,000	100,000
Repayment of Credit Facility	—	(100,000)
Repayment of lease obligations	(9,748)	(8,310)
Dividends paid	(156,163)	(154,782)
Repurchase of common shares	(14,564)	(27,889)
Proceeds on exercise of stock options	10,302	17,841
Common shares issued	6,606	5,282
Cash used in financing activities	836,433	(167,858)
Effect of exchange rate changes on cash and cash equivalents	(1,281)	983
Net increase in cash and cash equivalents during the period	86,020	876,209
Cash and cash equivalents, beginning of period	658,625	185,786
Cash and cash equivalents, end of period	$744,645	$1,061,995

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$13,051	$8,203
Income and mining taxes paid	$64,937	$103,400

Notes:

(i)  Includes the preliminary purchase price allocation of the Yamana Transaction, which is subject to change.

(ii)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Kirkland Merger.

(iii) Re-valuation gain on the 50% interest previously owned in the Canadian Malartic complex.

67

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note to Investors Concerning Certain Measures of Performance in the MD&A for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended March 31,
(thousands of United States dollars)	2023	2022
Quebec
LaRonde mine	$39,707	$45,841
LaRonde Zone 5 mine	22,224	16,733
LaRonde complex	61,931	62,574
Canadian Malartic complex(i)	57,291	56,937
Goldex mine	27,835	26,217
Ontario
Detour Lake mine	114,022	119,965
Macassa mine	37,959	32,314
Nunavut
Meliadine mine	81,194	78,679
Meadowbank complex	130,004	96,711
Australia
Fosterville mine	36,599	88,001
Europe
Kittila mine	53,295	49,451
Mexico
Pinos Altos mine	32,922	32,536
Creston Mascota mine	—	615
La India mine	20,092	17,735
Production costs per the condensed interim consolidated statements of income	$653,144	$661,735

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		59,533		87,549
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$39,707	$667	$45,841	$524
Inventory adjustments(ii)	22,505	378	10,927	125
Realized gains and losses on hedges of production costs	1,078	18	(485)	(6)
Other adjustments(v)	4,348	73	2,762	31
Cash operating costs (co-product basis)	$67,638	$1,136	$59,045	$674
By-product metal revenues	(14,532)	(244)	(17,218)	(196)
Cash operating costs (by-product basis)	$53,106	$892	$41,827	$478

68

LaRonde mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				389				455
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$39,707		$102		$45,841		$101
Production costs (C$)	C$	53,573	C$	138	C$	58,015	C$	128
Inventory adjustments (C$)(ii)		29,723		76		12,357		27
Other adjustments (C$)(v)		(3,141)		(8)		(3,506)		(8)
Minesite operating costs (C$)	C$	80,155	C$	206	C$	66,866	C$	147

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		20,074		17,488
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$22,224	$1,107	$16,733	$957
Inventory adjustments(ii)	523	26	465	27
Realized gains and losses on hedges of production costs	359	18	(113)	(7)
Other adjustments(v)	336	17	30	2
Cash operating costs (co-product basis)	$23,442	$1,168	$17,115	$979
By-product metal revenues	(275)	(14)	(91)	(6)
Cash operating costs (by-product basis)	$23,167	$1,154	$17,024	$973

LaRonde Zone 5 mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				318				280
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$22,224		$70		$16,733		$60
Production costs (C$)	C$	29,988	C$	94	C$	21,173	C$	76
Inventory adjustments (C$)(ii)		738		3		576		2
Minesite operating costs (C$)	C$	30,726	C$	97	C$	21,749	C$	78

LaRonde complex Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		79,607		105,037
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$61,931	$778	$62,574	$596
Inventory adjustments(ii)	23,028	289	11,392	108
Realized gains and losses on hedges of production costs	1,437	18	(598)	(6)
Other adjustments(v)	4,684	59	2,792	27
Cash operating costs (co-product basis)	$91,080	$1,144	$76,160	$725
By-product metal revenues	(14,807)	(186)	(17,309)	(165)
Cash operating costs (by-product basis)	$76,273	$958	$58,851	$560

LaRonde complex Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				707				735
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$61,931		$88		$62,574		$85
Production costs (C$)	C$	83,561	C$	118	C$	79,188	C$	108
Inventory adjustments (C$)(ii)		30,461		43		12,933		18
Other adjustments (C$)(v)		(3,141)		(4)		(3,506)		(5)
Minesite operating costs (C$)	C$	110,881	C$	157	C$	88,615	C$	121

69

Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		80,685		80,509
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$57,291	$710	$56,937	$707
Inventory adjustments(ii)	495	6	728	9
Other adjustments(v)	7,382	92	7,782	97
Cash operating costs (co-product basis)	$65,168	$808	$65,447	$813
By-product metal revenues	(1,138)	(14)	(1,662)	(21)
Cash operating costs (by-product basis)	$64,030	$794	$63,785	$792

Canadian Malartic complex Per Tonne(i)	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				2,262				2,412
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$57,291		$25		$56,937		$24
Production costs (C$)	C$	76,665	C$	34	C$	71,629	C$	30
Inventory adjustments (C$)(ii)		740		—		1,010		—
Other adjustments (C$)(v)		9,825		5		9,647		4
Minesite operating costs (C$)	C$	87,230	C$	39	C$	82,286	C$	34

Goldex mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		34,023		34,445
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$27,835	$818	$26,217	$761
Inventory adjustments(ii)	(1,037)	(30)	710	21
Realized gains and losses on hedges of production costs	707	20	(215)	(6)
Other adjustments(v)	62	2	54	1
Cash operating costs (co-product basis)	$27,567	$810	$26,766	$777
By-product metal revenues	(14)	—	(16)	—
Cash operating costs (by-product basis)	$27,553	$810	$26,750	$777

Goldex mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				698				743
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$27,835		$40		$26,217		$35
Production costs (C$)	C$	37,627	C$	54	C$	33,220	C$	45
Inventory adjustments (C$)(ii)		(1,390)		(2)		892		1
Minesite operating costs (C$)	C$	36,237	C$	52	C$	34,112	C$	46

Detour Lake mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		161,857		100,443
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$114,022	$704	$119,965	$1,194
Inventory adjustments(ii)	306	2	(16,621)	(166)
Realized gains and losses on hedges of production costs	3,554	22	—	—
Purchase price allocation to inventory(iv)	—	—	(46,147)	(459)
Other adjustments(v)	7,575	47	4,285	43
Cash operating costs (co-product basis)	$125,457	$775	$61,482	$612
By-product metal revenues	(682)	(4)	(1,205)	(12)
Cash operating costs (by-product basis)	$124,775	$771	$60,277	$600

70

Detour Lake mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				6,397				3,270
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$114,022		$18		$119,965		$37
Production costs (C$)	C$	153,908	C$	24	C$	151,818	C$	46
Inventory adjustments (C$)(ii)		515		—		(21,072)		(6)
Purchase price allocation to inventory(C$)(iv)		—		—		(58,400)		(18)
Other adjustments (C$)(v)		8,765		2		5,400		2
Minesite operating costs (C$)	C$	163,188	C$	26	C$	77,746	C$	24

Macassa mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		64,115		24,488
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$37,959	$592	$32,314	$1,320
Inventory adjustments(ii)	(1,295)	(20)	(2,100)	(86)
Realized gains and losses on hedges of production costs	1,137	18	—	—
Purchase price allocation to inventory(iv)	—	—	(10,827)	(442)
Other adjustments(v)	1,144	17	(44)	(2)
Cash operating costs (co-product basis)	$38,945	$607	$19,343	$790
By-product metal revenues	(208)	(3)	(73)	(3)
Cash operating costs (by-product basis)	$38,737	$604	$19,270	$787

Macassa mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				87				47
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$37,959		$436		$32,314		$689
Production costs (C$)	C$	51,242	C$	589	C$	40,830	C$	871
Inventory adjustments (C$)(ii)		(1,717)		(21)		(2,644)		(56)
Purchase price allocation to inventory(C$)(iv)		—		—		(13,578)		(290)
Other adjustments (C$)(v)		1,516		17		(68)		(2)
Minesite operating costs (C$)	C$	51,041	C$	585	C$	24,540	C$	523

Meliadine mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		90,467		80,704
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$81,194	$897	$78,679	$975
Inventory adjustments(ii)	3,624	40	3,632	45
Realized gains and losses on hedges of production costs	88	1	(1,311)	(16)
Other adjustments(v)	105	2	95	1
Cash operating costs (co-product basis)	$85,011	$940	$81,095	$1,005
By-product metal revenues	(200)	(3)	(217)	(3)
Cash operating costs (by-product basis)	$84,811	$937	$80,878	$1,002

Meliadine mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				476				432
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$81,194		$170		$78,679		$182
Production costs (C$)	C$	108,881	C$	228	C$	99,437	C$	230
Inventory adjustments (C$)(ii)		5,050		11		4,525		11
Minesite operating costs (C$)	C$	113,931	C$	239	C$	103,962	C$	241

71

Meadowbank complex Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		111,110		59,765
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$130,004	$1,170	$96,711	$1,618
Inventory adjustments(ii)	(1,654)	(15)	15,203	254
Realized gains and losses on hedges of production costs	(1,499)	(13)	(2,043)	(34)
Operational care & maintenance due to COVID-19(iii)	—	—	(1,436)	(24)
Other adjustments(v)	(55)	(1)	66	1
Cash operating costs (co-product basis)	$126,796	$1,141	$108,501	$1,815
By-product metal revenues	(825)	(7)	(295)	(4)
Cash operating costs (by-product basis)	$125,971	$1,134	$108,206	$1,811

Meadowbank complex Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				983				892
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$130,004		$132		$96,711		$108
Production costs (C$)	C$	172,978	C$	176	C$	122,465	C$	137
Inventory adjustments (C$)(ii)		(2,226)		(2)		18,808		21
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(1,793)		(2)
Minesite operating costs (C$)	C$	170,752	C$	174	C$	139,480	C$	156

Fosterville mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		86,558		81,827
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$36,599	$423	$88,001	$1,075
Inventory adjustments(ii)	(2,364)	(27)	(5,839)	(71)
Realized gains and losses on hedges of production costs	188	2	—	—
Purchase price allocation to inventory(iv)	—	—	(56,677)	(693)
Other adjustments(v)	46	—	—	—
Cash operating costs (co-product basis)	$34,469	$398	$25,485	$311
By-product metal revenues	(157)	(2)	(188)	(2)
Cash operating costs (by-product basis)	$34,312	$396	$25,297	$309

Fosterville mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)				148				91
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$36,599		$248		$88,001		$963
Production costs (A$)	A$	54,182	A$	367	A$	117,226	A$	1,283
Inventory adjustments (A$)(ii)		(3,601)		(24)		(8,205)		(90)
Purchase price allocation to inventory(A$)(iv)		—		—		(75,500)		(826)
Minesite operating costs (A$)	A$	50,581	A$	343	A$	33,521	A$	367

Kittila mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		63,692		45,508
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$53,295	$837	$49,451	$1,087
Inventory adjustments(ii)	(40)	(1)	(2,791)	(62)
Realized gains and losses on hedges of production costs	(633)	(10)	678	15
Other adjustments(v)	(1,223)	(19)	54	1
Cash operating costs (co-product basis)	$51,399	$807	$47,392	$1,041
By-product metal revenues	(69)	(1)	(89)	(2)
Cash operating costs (by-product basis)	$51,330	$806	$47,303	$1,039

72

Kittila mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Tonnes of ore milled (thousands of tonnes)		496		461
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$53,295	$107	$49,451	$107
Production costs (€)	€48,751	€98	€43,908	€95
Inventory adjustments (€)(ii)	(114)	—	(2,274)	(5)
Minesite operating costs (€)	€48,637	€98	€41,634	€90

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		24,134		25,170
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$32,922	$1,364	$32,536	$1,293
Inventory adjustments(ii)	(248)	(10)	799	31
Realized gains and losses on hedges of production costs	(453)	(19)	(234)	(9)
Other adjustments(v)	292	12	303	12
Cash operating costs (co-product basis)	$32,513	$1,347	$33,404	$1,327
By-product metal revenues	(5,574)	(231)	(6,263)	(249)
Cash operating costs (by-product basis)	$26,939	$1,116	$27,141	$1,078

Pinos Altos mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Tonnes of ore processed (thousands of tonnes)		364		384
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$32,922	$90	$32,536	$85
Inventory adjustments(ii)	(248)	—	799	2
Minesite operating costs	$32,674	$90	$33,335	$87

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		244		1,006
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$615	$611
Inventory adjustments(ii)	—	—	(87)	(87)
Other adjustments(v)	—	—	18	18
Cash operating costs (co-product basis)	$—	$—	$546	$542
By-product metal revenues	—	—	(135)	(135)
Cash operating costs (by-product basis)	$—	$—	$411	$407

Creston Mascota mine Per Tonne(vi)	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Tonnes of ore processed (thousands of tonnes)		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$615	$—
Inventory adjustments(ii)	—	—	(87)	—
Other adjustments(v)	—	—	(528)	—
Minesite operating costs	$—	$—	$—	$—

73

La India mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Gold production (ounces)		16,321		21,702
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$20,092	$1,231	$17,735	$817
Inventory adjustments(ii)	1,448	89	568	26
Other adjustments(v)	129	8	196	9
Cash operating costs (co-product basis)	$21,669	$1,328	$18,499	$852
By-product metal revenues	(315)	(20)	(708)	(32)
Cash operating costs (by-product basis)	$21,354	$1,308	$17,791	$820

La India mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
Tonnes of ore processed (thousands of tonnes)		660		1,563
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$20,092	$30	$17,735	$11
Inventory adjustments(ii)	1,448	3	568	1
Minesite operating costs	$21,540	$33	$18,303	$12

Notes:

(i)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi) The Creston Mascota mine's cost calculations per tonne for the three months ended March 31, 2022 exclude approximately $0.5 million of production costs incurred during the period, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

74

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(vii) and All-in Sustaining Costs per Ounce of Gold Produced(vii)

Refer to Note to Investors Concerning Certain Measures of Performance in the MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to the Company's use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2023 and March 31, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$653,144	$661,735
Gold production (ounces)	812,813	660,604
Production costs per ounce of adjusted gold production	$804	$1,002
Adjustments:
Inventory adjustments(i)	30	10
Purchase price allocation to inventory(ii)	—	(172)
Realized gains and losses on hedges of production costs	6	(6)
Operational care and maintenance costs due to COVID-19(iii)	—	(2)
Other(iv)	21	22
Total cash costs per ounce of gold produced (co-product basis)(v)	$861	$854
By-product metal revenues	(29)	(43)
Total cash costs per ounce of gold produced (by-product basis)(v)	$832	$811
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	215	151
General and administrative expenses (including stock option expense)	59	102
Non-cash reclamation provision and sustaining leases(vi)	19	15
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,125	$1,079
By-product metal revenues	29	43
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,154	$1,122

Notes:

(i) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii) On February 8, 2022 the Company completed the Merger and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

(vi) Sustaining leases are lease payments related to sustaining assets.

75

Reconciliation of Operating Margin(i) to Net Income

Refer to Note to Investors Concerning Certain Measures of Performance in the MD&A for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measure operating margin.

The following table sets out a reconciliation of net income to operating margin for the three months ended March 31, 2023 and March 31, 2022.

	Three Months Ended March 31, 2023
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$102,220	$(39,707)	$62,513
LaRonde Zone 5 mine	29,522	(22,224)	7,298
Canadian Malartic complex(ii)	138,074	(57,291)	80,783
Goldex mine	68,063	(27,835)	40,228
Detour Lake mine	306,595	(114,022)	192,573
Macassa mine	117,859	(37,959)	79,900
Meliadine mine	169,534	(81,194)	88,340
Meadowbank complex	209,813	(130,004)	79,809
Fosterville mine	169,301	(36,599)	132,702
Kittila mine	116,019	(53,295)	62,724
Pinos Altos mine	51,448	(32,922)	18,526
La India mine	31,213	(20,092)	11,121
Segment totals	$1,509,661	$(653,144)	$856,517
Corporate and other:
Exploration and corporate development			53,768
Amortization of property, plant, and mine development			303,959
General and administrative			48,208
Finance costs			23,448
Gain on derivative financial instruments			(6,539)
Environmental remediation			(557)
Foreign currency translation loss			220
Care and maintenance			11,245
Revaluation gain			(1,543,414)
Other expenses			20,680
Income and mining taxes expense			128,608
Net income per condensed interim consolidated statements of income			$1,816,891

Notes:

(i)   Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

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Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended March 31, 2022(ii)
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$149,405	$(45,841)	$103,564
LaRonde Zone 5 mine	33,389	(16,733)	16,656
Canadian Malartic complex(iii)	136,239	(56,937)	79,302
Goldex mine	63,335	(26,217)	37,118
Detour Lake mine	248,023	(119,965)	128,058
Macassa mine	56,469	(32,314)	24,155
Meliadine mine	162,958	(78,679)	84,279
Meadowbank complex	91,513	(96,711)	(5,198)
Hope Bay mine	144	—	144
Fosterville mine	194,857	(88,001)	106,856
Kittila mine	95,562	(49,451)	46,111
Pinos Altos mine	51,967	(32,536)	19,431
Creston Mascota mine	1,792	(615)	1,177
La India mine	40,035	(17,735)	22,300
Segment totals	$1,325,688	$(661,735)	$663,953
Corporate and other:
Exploration and corporate development			65,842
Amortization of property, plant, and mine development			255,644
General and administrative			67,542
Finance costs			22,653
Gain on derivative financial instruments			(28,664)
Environmental remediation			(2,299)
Foreign currency translation loss			1,210
Care and maintenance			10,456
Other expenses			91,898
Income and mining taxes expense			60,595
Net income per condensed interim consolidated statements of income			$119,076

Notes:

(i)   Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of operating margin.

(ii)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

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Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2023	2022
Sustaining capital expenditures(i)(ii)	$174,632	$101,726
Development capital expenditures(i)(ii)	167,103	148,359
Total Capital Expenditures	$341,735	$250,085
Working capital adjustments	43,199	43,066
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$384,934	$293,151

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note on Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.

(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt

	As at March 31, 2023	As at December 31, 2022
Current portion of long-term debt per the consolidated balance sheets	$100,000	$100,000
Non-current portion of long-term debt	2,242,503	1,242,070
Long-term debt	$2,342,503	$1,342,070
Adjustments:
Cash and cash equivalents	$(744,645)	$(658,625)
Net Debt	$1,597,858	$683,445

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